Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

dated as of August 12, 2013

by and among

BOLLINGER HOLDINGS, INC.,

BOLLINGER, INC.,

ARTHUR J. GALLAGHER & CO.,

JPGAC, LLC,

EVERCORE CAPITAL PARTNERS II L.P.

EVERCORE PARTNERS INC.

MANAGEMENT GROUP, LLC

i

v

SCHEDULES

Schedule 2.05(a)	Stockholders’ Shares and Allocable Portions
Schedule 2.06(a)	Reference Balance Sheet
Schedule III	Company Disclosure Schedule
Schedule IV	Parent Disclosure Schedule
Schedule 5.01(b)	Evercore Capital II and Portfolio Company Insurance Policies
Schedule 5.08 (a)	Key Employee Bonus Payments
Schedule 5.11	Affiliate Transactions

EXHIBITS
A	Escrow Agreement

COMPANY DISCLOSURE SCHEDULE
3.02	Subsidiaries
3.03	Options, Warrants, etc.
3.05	No Conflict
3.06	Consents and Approvals
3.07	Financial Statements
3.08	Absence of Undisclosed Liabilities
3.09	Receivables
3.10	Powers of Attorney; Bank Accounts
3.11	Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions
3.12	Litigation
3.13	Compliance with Laws; Permits
3.14	Environmental and Other Permits and Licenses; Related Matters
3.15	Material Contracts
3.16	Intellectual Property
3.17	Real Property
3.18	Tangible Personal Property
3.21	Employees; Employee Benefit Plans
3.22	Certain Interests
3.23	Taxes
3.24	Insurance
3.26	Customers

PARENT DISCLOSURE SCHEDULE
4.02	Options, Warrants, etc.
4.04	Consents and Approvals
4.05	SEC Filings; Financial Statements
4.10	Compliance with Laws; Permits

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION, dated as of August 12, 2013 (the “Agreement”), by and among Arthur J. Gallagher & Co., a Delaware corporation (“Parent”), JPGAC, LLC, a Delaware limited liability company (“Merger Sub”), Bollinger Holdings, Inc., a Delaware corporation (“Holdings”), Bollinger, Inc., a New Jersey corporation (the “Company”), Evercore Capital Partners II L.P., a Delaware limited partnership (“Evercore Capital II”) in its individual capacity and in its capacity as the Stockholders’ Representative, Management Group, LLC, a Delaware limited liability company (“Management Group”), and, for purposes of Section 5.01 Evercore Partners Inc., a Delaware corporation (“Evercore Inc.”), with Parent, Merger Sub, Evercore Capital II, Management Group, Holdings and the Company, referred to, collectively, as the “Parties”).

WHEREAS, Holdings owns all of the issued and outstanding shares of capital stock of the Company, and Parent owns all of the issued and outstanding equity capital of Merger Sub;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and other applicable law, Parent and Holdings intend to enter into a business combination transaction by means of a merger of Holdings with and into Merger Sub, with Merger Sub being the surviving entity and continuing as a wholly owned subsidiary of Parent (the “Merger”); and

WHEREAS, each of the parties hereto intend for the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

“Acquisition Documents” means this Agreement, the Ancillary Agreements, and any certificate, Financial Statement, report or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, including the agreements, certificates and documents delivered pursuant to Section 7.01(f) and 7.02(g).

“Action” means any claim, action, dispute, suit, arbitration or investigation by or before any Governmental Authority.

“Adverse Consequences” means, without duplication, all Actions, suits, proceedings, hearings, investigations, charges, complaints, Claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, Liabilities, obligations, Taxes, Encumbrances, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses of, one law firm (to the extent reasonably practical with allowance for the existence of potential conflicts) for all parties with respect to each claim or series of claims arising out of related facts, events or circumstances, to the extent direct, out-of-pocket, and documented, or otherwise subject to indemnification pursuant to Article VIII.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504 or any similar group defined under a similar provision of state, local or foreign law.

“Allocable Portion” means, with respect to any Stockholder, the percentage set forth next to the name of such Stockholder under the heading “Allocable Portion” on Schedule 2.05(a).

“Ancillary Agreements” means the Escrow Agreement and the Option Cancellation Agreements entered into in connection with this Agreement.

“Assets” means all of the assets, properties and business of Holdings, the Company and the Subsidiaries on a consolidated basis.

“Base Cash Amount” means $172,000,000, as adjusted in accordance with Section 2.06(a).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required by Law to be closed in New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended through the Closing Date.

“Claims” means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, consent orders or consent agreements.

“Closing Stock Value” means the aggregate value of Parent Common Stock delivered to the Exchange Agent pursuant to Section 2.05(b), with such aggregate value determined pursuant to Section 2.05(b).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Title I Part 6 of ERISA, and any similar state group health plan continuation law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Continuity Cash Consideration” means the sum of, without duplication, (i) the Closing Cash Payment, (ii) the Escrow Amount (excluding any portion of the Escrow Amount attributable to the Option Holders), (iii) the Reserve Amount, (iv) an amount equal to the aggregate consideration payable with respect to Dissenting Shares pursuant to Section 2.12, and (v) any other amount (excluding shares of Parent Common Stock) required to be taken into account in determining whether the “continuity of interest” requirement described in Regulation Section 1.368-1(e) has been satisfied.

“Copyrights” means copyrights in works of authorship of any type, including Software, registrations and applications for registration thereof throughout the world, all rights therein provided by international treaties and conventions, all common law rights thereto, and all other rights associated therewith.

“Credit Document” means any contract, agreement or instrument (including any promissory note or other instrument evidencing indebtedness) by and between Holdings, the Company or any Subsidiary, on the one hand, and a bank, trust company, lender or any other Person, on the other hand, for the borrowing of money or otherwise evidencing indebtedness of Holdings, the Company or any Subsidiary.

“Current Assets” means the current assets (including, for these purposes, security deposits and the Company’s investment in Par Holdings, Ltd. at the value carried for such asset on the Reference Balance Sheet) of Holdings, the Company and the Subsidiaries that are set forth as assets under the “Total” column under the “Net Working Capital” heading of the Reference Balance Sheet or the Closing Balance Sheet, as applicable, calculated in accordance with GAAP and, as to the Closing Balance Sheet, applied on a consistent basis with the methodology set forth in the Reference Balance Sheet.

“Direct Bill Receivable” means the outstanding receivable amount shown on the Closing Balance Sheet pertaining to property and casualty commissions due to the Company arising out of premiums billed directly to insured customers by insurance companies or brokerage intermediaries (“Direct Bill Companies”) for insurance policies with an effective date that is prior to the Closing Date, excluding any commission receivable amounts that relate to transactions in the Company’s benefits division, certain transactions in the programs division or contingent commissions.

“Employee Benefit Plan” means each “employee benefit plan” (within the meaning of §3(3) of ERISA), whether or not subject to ERISA, and each employment, consulting, independent contractor, bonus, incentive, equity purchase, stock option or other equity-based, deferred compensation, loan, severance, termination, retention, change of control, collective bargaining or other agreement with any works council or association, profit sharing, pension, retirement, 401(k), vacation, medical or other welfare, disability, fringe benefit and any other employee or retiree benefit or compensation plan, funding mechanism, agreement, program, policy or other arrangement, whether or not subject to ERISA or written or unwritten or legally binding or not, and (i) that is maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or for which obligations have been incurred by any of the foregoing, for the benefit of any current or former employee, officer, director or independent contractor of the Company or its ERISA Affiliates, or the beneficiaries or dependents of any such individual or (ii) under which the Company or its ERISA Affiliates may reasonably be expected to have any Liabilities.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including, without limitation, environmental and tax liens), charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, restrictive covenant, condition or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Environment” means the environment, including surface waters, ground waters, soil, surface, subsurface strata, ambient air, water vapor and natural resources.

“Environmental Claims” means any Claims relating to any Environmental Law or any Environmental Permit, including, without limitation, (a) all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (b) all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the Environment.

“Environmental Laws” means all Laws, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the Environment, health, safety, natural resources or Hazardous Materials, including, without limitation, CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; and the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.

“Environmental Permits” means all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with Holdings, the Company or its Subsidiaries, is or would have been at any date of determination occurring within the preceding six years, treated as a single employer within the meaning of Code §414.

“Escrow Amount” means $22,000,000 to be held pursuant to the terms of this Agreement and the Escrow Agreement.

“Escrow Agent” means JP Morgan Chase Bank, N.A., and any successor thereto as Escrow Agent under the Escrow Agreement.

“Escrow Agreement” means the escrow agreement in the form of Exhibit A attached hereto.

“Escrow Fund” means the Escrow Amount deposited with the Escrow Agent, as such sum may be increased or decreased as provided in the Escrow Agreement or herein, including any interest or other earnings earned thereon.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Foreign Corrupt Practices Act” means the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78 dd-1 et seq., as amended.

“Foreign Official” means (a) an officer or employee of any non-United States Governmental Authority or any political subdivision, department, agency or instrumentality thereof; (b) a Person acting in an official capacity for or on behalf of any such Governmental Authority; (c) a member or official of any political party outside of the United States; and (d) any other meanings or interpretation given to the term under the Foreign Corrupt Practices Act as it applies to the business of Holdings and the Company.

“Funded Indebtedness” means, without duplication, at any time, as to Holdings, the Company and any Subsidiary, the aggregate amount of (a) all outstanding indebtedness of such Person for borrowed money (including principal, interest and prepayment penalties), (b) all obligations of such Person for the deferred purchase price of property or services, any earn out or similar payments due and payable (but excluding any earn out or similar payments not yet due and payable and any earn out liabilities which are reflected on the Reference Balance Sheet and included in the calculation of Net Working Capital, and trade payables and accrued commercial or trade liabilities arising in the ordinary course of business and included in the calculation of Net Working Capital), (c) all obligations of such Person evidenced by notes (excluding those seller notes arising out of acquisitions made by the Company which are reflected on the Reference Balance Sheet and included in the calculation of Net Working Capital), bonds, debentures or other similar instruments, and net obligations under any interest rate, currency or other hedging agreement, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such indebtedness or to advance or supply funds to or on behalf of any other Person for the payment or purchase of such indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such indebtedness or to assure the holder of such indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (i) all indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness. Notwithstanding the foregoing, Funded Indebtedness will exclude any Liability of Holdings, the Company or any of its Subsidiaries for Taxes, all intercompany indebtedness, obligations or liabilities with respect to Holdings, the Company and its Subsidiaries, and will be determined without duplication of relevant items included in the calculation of Net Working Capital.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governing Body” means the board of directors, board of managers, board of representatives, board of advisors or similar governing or advisory body of any Person.

“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, branch, agency, department, bureau, board or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hart-Scott Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Materials” means (a) petroleum and petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance which is regulated by any Environmental Law.

“Holdings’ Accountants” means Clyne Eagan & Associates, independent accountants of Holdings, or such other independent AICPA member accounting firm as may be designated by the Stockholders’ Representative.

“Holdings Charter” means the Restated Certificate of Incorporation of Holdings dated August 27, 2010.

“Holdings Options” means any options to purchase shares of Holdings Common Stock granted by Holdings including, but not limited to, options granted under the Option Plan.

“Income Tax Expense” means expense for Taxes imposed on, or measured by, income, franchise, profits or gross receipts, but excluding any Transfer Taxes.

“Indemnified Party” means a Parent Indemnified Party or a Stockholder Indemnified Party, as the case may be.

“Indemnifying Party” means the Stockholders and Option Holders pursuant to Section 6.01 and Section 8.02 or the Parent pursuant to Section 6.01 and Section 8.03, as the case may be.

“Indemnified Party Tax Benefit” shall mean, with respect to an Indemnified Party or any of its, his or her Affiliates, any increase in refund or credit for Taxes received, or any reduction in the amount of Taxes payable, in the taxable period in which the relevant Adverse Consequences occurred (or in any prior or subsequent taxable period) to the extent that such increase or reduction is permitted by relevant Tax Law and is attributable to such Adverse Consequences, with such determination of attribution to be made on a with and without basis (treating any Tax items with respect to the Adverse Consequences as the last items claimed for any taxable year).

“Insurance Business” means any consulting, marketing, advising, selling or intermediary brokering of the placement of insurance (including, life, property/casualty, health, medical and benefits products), third party administration, employee benefit plan administration, or any businesses or services related to the foregoing.

“Intellectual Property” means (a) Patents, (b) Trademarks, (c) Copyrights, (d) Trade Secrets and (e) Software.

“IP Agreements” means (a) licenses of Owned Intellectual Property by Holdings or the Company to third parties, (b) licenses of Intellectual Property owned by third parties to Holdings, the Company or any Subsidiary, (c) agreements between Holdings, the Company or any Subsidiary and third parties relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, in each case, that are used in connection with the business of Holdings, the Company or any Subsidiary, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Owned Intellectual Property.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” means the actual knowledge of the referenced Person after reasonable inquiry.

“Knowledge of Holdings” means the Knowledge of any or all of James R. Matthews, Justin W. Steil, John A. Windolf, G. Alex Crispo and John Kelly.

“Knowledge of the Company” means the Knowledge of any or all of John A. Windolf, G. Alex Crispo, James R. Matthews, Justin W. Steil, John Kelly, Matthew P. Gardner, Daniel M. Izraeli, Christopher H. Wetzel, Leonard Cannarozzi, Charles Graber, Rhonda Graber and Lori Crispo; provided, that the inquiry required of the foregoing shall not be required to extend beyond (a) inquiry of those of the Company’s personnel who have management responsibilities with respect to the subject matter of the knowledge-qualified representation, and (b) the books and records of the Company created by or in the reasonable control of any of the foregoing persons.

“Knowledge of Parent” means the Knowledge of James S. Gault, Jerome S. Hanner, and Keith Barton, provided, that the inquiry required of the foregoing shall not be required to extend beyond (a) inquiry of those of Parent’s personnel that have management responsibilities with respect to the subject matter of the knowledge-qualified representation, and (b) the books and records of the Parent created by or in the reasonable control of any of the foregoing persons.

“Law” means any United States or non-United States federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including, without limitation, common law).

“Leased Real Property” means the real property leased or subleased by Holdings, the Company or any Subsidiary, as tenant or as a landlord, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of Holdings, the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means, without duplication, any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action, Claim or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Licensed Intellectual Property” means Intellectual Property licensed to Holdings or the Company pursuant to the IP Agreements.

“Management Group Member’s Limited Guaranty Agreement” means the agreements to be entered into by the unit holders of Management Group providing for the guarantee of Management Group’s obligations to Parent and the Parent Indemnified Parties hereunder.

“Material Adverse Effect” means (I) as used in Article III (or otherwise with respect to Holdings, the Company or any Subsidiary), any effect, change, fact, event, claim, circumstance or matter that (individually or in the aggregate with all other effects, changes, facts, events, claims, circumstances or matters) is, or would reasonably be expected to be or to become, materially adverse to (x) the business, operations, assets, liabilities, financial condition or results of operations of Holdings, the Company and the Subsidiaries, or (y) the ability of Holdings, the Company and the Subsidiaries to consummate the transactions contemplated hereby or to perform their obligations under this Agreement, or (z) Parent’s and Merger Sub’s ability to operate the business of Holdings, the Company and the Subsidiaries immediately after the Closing in substantially the same manner as operated by Holdings, the Company and the Subsidiaries immediately prior to the Closing; provided, that, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (a) any adverse effect, change, fact, event, claim, circumstance or matter arising from or relating to: (i) business or economic conditions in the United States generally, or in the Insurance Business, in each case that do not disproportionally impact or affect Holdings, the Company and the Subsidiaries compared to similarly situated companies, (ii) acts of God, natural disasters, or national or international political or social conditions, including riots, insurrections, the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other country or upon any military installation, equipment or personnel of the United States, (iii) financial, banking or securities markets (including any material disruption thereof), (iv) changes in GAAP or accounting principles (or interpretations thereof), (v) changes in Laws (or interpretations thereof), or other binding directives issued by any Governmental Authority, (vi) the entry into, or announcement of, this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, (vii) the taking of any action by Holdings or the Company expressly contemplated by this Agreement or any Ancillary Agreement, or any action, or failure to take action, to which Parent has consented in the manner described in Section 11.02, or actions or omissions of Parent or its Affiliates; and (b) the matters set forth in the Company Disclosure Schedule, and (II) as used in Article IV (or otherwise with respect to Parent or Merger Sub), the same definition as provided in the foregoing clause (I), except that all instances of the term “Holdings” used above shall instead be deemed to refer to Parent, all instances of the term “the Company” used above shall instead be deemed to refer to Merger Sub, all instances of the term “Parent” used above shall instead be deemed to refer to Holdings, and all instances of the term “Company Disclosure Schedule” shall instead be deemed to refer to Parent Disclosure Schedule; provided, however, that the foregoing changes shall not apply to clause (I)(z) above.

“Maximum Excess Payment” means an amount equal to the excess of (i) one hundred fifty percent (150%) of the Closing Stock Value over (ii) the Continuity Cash Consideration (other than any amount included in the Excess Amount Payment).

“Merger Consideration” means the Parent Common Stock delivered by Parent pursuant to Section 2.05(b), the Closing Cash Payment, the rights of the Stockholders and Option Holders to receive distributions from the Escrow Fund in accordance with the Escrow Agreement and the rights of the Stockholders and Option Holders to receive distributions from the Reserve Account in accordance with Section 10.04.

“Net Working Capital” means the excess of Current Assets over Total Liabilities calculated in accordance with the methodology set forth in the Reference Balance Sheet and, as to the Closing Balance Sheet, applied on a consistent basis with the methodology set forth in the Reference Balance Sheet.

“Option Cancellation Agreements” means the agreements entered into by and between Holdings and each of the Option Holders in respect to the treatment of the Holdings Options.

“Option Cancellation Payment” has the meaning set forth in Section 2.13.

“Option Holder” means any holder of Holdings Options.

“Option Plan” means Holdings’ 2008 Equity Incentive Plan.

“Owned Intellectual Property” means the Intellectual Property owned by Holdings, the Company or any Subsidiary.

“Parent’s Accountants” means Ernst & Young LLP, independent accountants retained by Parent.

“Parent Indemnified Party” means each of Parent, the Surviving Company, each of their respective Affiliates, and each of their respective officers, directors, employees, agents, successors and assigns.

“Patents” means United States, foreign and international patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all rights therein provided by international treaties and conventions.

“Permitted Encumbrances” means: (a) liens for Taxes, assessments and governmental charges or levies (i) not yet due and payable or not yet delinquent as of the Closing Date, or (ii) being contested in good faith by appropriate proceedings; (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that are not yet due and payable or are being contested in good faith; (c) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any indebtedness, (ii) do not render title to the property encumbered thereby unmarketable, and (iii) do not, individually or in the aggregate, materially adversely affect the value of or the use of such property for its current and anticipated purposes; and (d) the interests of lessors under operating leases and licensors under license agreements.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“Receivables” means any and all accounts receivable, notes and other amounts receivable, including debit entries in accounts payable of Holdings, the Company or any Subsidiary arising on or before the Closing Date, whether or not in the ordinary course.

“Reference Balance Sheet” means the pro forma unaudited consolidated balance sheet of Holdings as of the Reference Balance Sheet Date, with such supporting detail reasonably satisfactory to Parent, as agreed to by Parent and Holdings and set forth in Schedule 2.06(a).

“Reference Balance Sheet Date” means as of June 30, 2013.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code.

“Release” means releasing, depositing, disposing, discharging, injecting, spilling, leaking, leaching, dumping, burying, pouring, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the Environment.

“Required Employment Agreements” means the employment agreements for G. Alex Crispo, Matthew Gardner, Lori Windolf Crispo, John A. Windolf, and such other Persons as may be specified by Parent, each in the respective forms as entered into at the Closing.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Stockholders’ Agreement” means that certain Amended and Restated Stockholders’ Agreement, dated as of August 27, 2010, by and among Holdings and the stockholders party thereto.

“Stockholder Indemnified Party” means each of the Stockholders (including the Stockholders’ Representative) and the Option Holders, and each of their respective Affiliates, direct or indirect partners or members, officers, directors, employees, agents, successors and assigns.

“Subsidiaries” means any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by Holdings (other than the Company) or the Company directly or indirectly through one or more intermediaries.

“Target Net Working Capital” means zero ($0.00) dollars.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Total Liabilities” means the liabilities of Holdings, the Company and the Subsidiaries that are set forth as liabilities under the “Total” column under the “Net Working Capital” heading in the Reference Balance Sheet or the Closing Balance Sheet, as applicable, calculated in accordance with GAAP and, as to the Closing Balance Sheet, applied on a consistent basis with the methodology set forth in the Reference Balance Sheet.

“Trade Secrets” means trade secrets, know-how and other confidential or proprietary technical, business and other information, including research and development information, technology, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and vendor lists and information, and all rights in any jurisdiction to limit the use or disclosure thereof.

“Trademarks” means trademarks, service marks, trade dress, logos, trade names, corporate names, URL addresses, domain names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith, common law rights thereto, registrations and applications for registration thereof throughout the world, all rights therein provided by international treaties and conventions, and all other rights associated therewith.

“Transaction Expenses” means the amount of all transaction costs, fees and expenses incurred by the Stockholders, Holdings, the Company and the Subsidiaries for (i) payments to professional advisors or services rendered to consummate the transaction contemplated by this Agreement, including amounts payable to Morrison Cohen LLP, Clyne Eagan & Associates, Bank of America Merrill Lynch, Evercore Group, L.L.C., or their respective Affiliates, (ii) any fees, costs, expenses of, or payments made to current or former employees or other service providers of Holdings, the Company or its Subsidiaries on account of the transactions contemplated by this Agreement, payments made under the Bollinger, Inc. Executive Bonus Plan (March 2008), or change-of-control payments (it being agreed that all other payments or obligations following the Closing Date to such employees or other service providers, including in respect of severance and any payment or obligations that are triggered, incurred or required to be made, to the extent due to any action taken by Parent or Merger Sub or at the direction of Parent or Merger Sub following the Closing Date, shall be for the account of Parent), (iii) the amount of the transaction costs, fees and expenses required to be paid by Holdings, the Company or the Subsidiaries, or the Stockholders under Sections 6.03 and 11.01; and (iv) any unpaid fiscal year 2012 employee bonuses or commissions for which the Company has not made an accrual. For the avoidance of doubt, Transaction Expenses shall exclude any Option Cancellation Payments, and there shall be no duplication with respect to any amounts reflected in Funded Indebtedness or taken into account in determining Net Working Capital.

SECTION 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“401(k) Plan”	5.06(b)
“Affiliate Transactions”	5.11
“Agreement”	Preamble
“Ancillary Lease Documents”	3.17(c)
“Certificate of Merger”	2.02
“Closing”	2.02
“Closing Balance Sheet”	2.06(b)
“Closing Cash Payment”	2.05(a)
“Closing Date”	2.02
“Closing Form 8-K”	11.03(b)
“Closing Press Release”	11.03(b)

“Company”	Preamble
“Company Common Stock”	3.03(c)
“Company Disclosure Schedule”	Article III
“Continuing Employees”	5.06(a)
“Deductible”	8.04(a)
“Deficiency Amount Payment”	2.06(c)(d)(i)
“DGCL”	Preamble
“Direct Bill Companies”	1.01
“Dissenter”	2.12(a)
“Dissenting Shares” .	2.12(b)
“Effective Time”	2.02
“Estimated Net Working Capital”	2.06(a)
“ESOP”	5.06(b)
“Evercore Capital II”	Preamble
“Evercore Inc.”	Preamble
“Excess Amount Payment”	2.06(d)(ii)
“Exchange Act”	1.01
“Exchange Agent”	2.07(a)
“Final Net Working Capital”	2.06(d)
“Final Statement of Net Working Capital”	2.06(d)
“Financial Statements”	3.07
“Gallagher 401(k) Plan”	5.06(c)
“Holdings”	Preamble
“Holdings Certificates”	2.05(g)
“Holdings Common Stock”	3.03(a)
“Holdings Preferred Stock”	3.03(a)
“Independent Accounting Firm”	2.06(c)(ii)
“Interim Financial Statements”	3.07
“Letter of Transmittal”	2.07(c)
“Management Group”	Preamble
“Material Contracts”	3.15(a)
“Maximum Cap”	8.04(a)
“Merger”	Preamble
“Merger Sub”	Preamble
“Non-employee Stockholders”	3.22(a)
“Non-Voting Preferred”	3.03(a)
“Objection Notice”	2.06(c)(ii)
“Option Cancellation Payment”	2.13(a)
“Other Tax Contest”	6.04(c)
“Parent”	Preamble
“Parent Capital Stock”	4.02(a)
“Parent Common Stock”	2.05(b)
“Parent Disclosure Schedule”	Article IV
“Parent Plans”	5.06(a)
“Parent Preferred Stock”	4.02(a)

“Parent SEC Reports”	4.05(a)
“Per Share Option Consideration”	2.13(c)
“Permit”	3.13(b)
“Plan Termination Notices”	5.06(b)
“Pre-Closing Tax Contest”	6.04(b)
“Pre-Closing Tax Periods”	6.01(a)
“Real Estate Rights”	3.17(c)
“Reserve Account”	10.04
“Reserve Amount”	2.05(a)
“Reserve Termination Date”	10.04(a)
“SEC”	11.03(b)
“Securities Act”	4.05(a)
“Series A Preferred”	3.03(a)
“Statement of Net Working Capital”	2.06(b)
“Stockholders”	2.05(c)
“Stockholders’ Representative”	10.01
“Straddle Period”	6.01(b)
“Surviving Company”	2.01
“Tangible Personal Property”	3.18(a)
“Tax Contest”	6.04(a)
“Third Party Claims”	8.02(b)
“Transfer Taxes”	6.03
“Voting Preferred”	3.03(a)

SECTION 1.03 Interpretation and Rules of Construction. In this Agreement, except as specifically stated or to the extent that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) whenever a reference is made in this Agreement to the Company, such reference shall include each Subsidiary thereof on a consolidated basis unless context indicates otherwise;

(g) words in the singular shall include the plural and vice versa, and words in the masculine, feminine, or neuter gender shall include each of the other genders;

(h) references to a Person are also to its permitted successors and assigns;

(i) the term “control” (including the terms “controlled by” and “under common control with”), when used herein with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise;

(j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(k) any reference herein to “consent of the Stockholders” or words of similar import shall mean and refer to (and only to) the consent of the Stockholders’ Representative only unless expressly indicated otherwise.

ARTICLE II

THE MERGER

SECTION 2.01 The Merger. At the Effective Time (as defined in Section 2.02), and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Holdings shall be merged with and into Merger Sub, the separate corporate existence of Holdings shall cease and Merger Sub shall continue as the surviving entity in the Merger (the “Surviving Company”).

SECTION 2.02 Effective Time; Closing. Subject to the conditions of this Agreement, upon consummation of the transactions contemplated hereby (the “Closing”), the Parties hereto shall cause the Merger to be consummated by submitting a certificate of merger (the “Certificate of Merger”) to the Secretary of State of the State of Delaware for filing in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by Holdings and Parent and specified in the Certificate of Merger being the “Effective Time”). The Closing shall take place concurrently with the execution of this Agreement at the offices of Morrison Cohen LLP, counsel to Holdings, 909 Third Avenue, New York, New York 10022 (the date of which being referred to as the “Closing Date”). Closing signatures of the Parties may be transmitted and exchanged by facsimile or by emailed PDF file, with original signatures to be exchanged in accordance with Section 11.02 promptly following the Closing Date.

SECTION 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and other applicable provisions of Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all outstanding shares of Holdings Common Stock shall be canceled and all the property, rights, privileges, powers and franchises of Holdings shall vest in Surviving Company, and all debts, liabilities and duties of Holdings shall become the debts, liabilities and duties of Surviving Company.

SECTION 2.04 Governing Documents. At the Effective Time,

(a) the Certificate of Formation of Merger Sub shall remain and become the Certificate of Formation of Surviving Company;

(b) the Operating Agreement of Merger Sub shall remain and become the Operating Agreement of Surviving Company;

(c) the Managers of Merger Sub in office immediately prior to the Effective Time shall be the initial Managers of Surviving Company and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Operating Agreement of Surviving Company or as otherwise provided by Law; and

(d) the officers of Merger Sub in office immediately prior to the Effective Time shall be the initial officers of Surviving Company and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Operating Agreement of Surviving Company or as otherwise provided by Law.

SECTION 2.05 Merger Consideration; Effect on Capital Stock.

(a) At the Closing, Parent shall pay in cash to the Exchange Agent, on behalf of each of the Stockholders, an amount equal to the sum of the Base Cash Amount minus each of (A) the Escrow Amount (which shall be paid by Parent directly to the Escrow Agent), (B) Funded Indebtedness (which shall be paid in cash by Parent to Holdings’s, the Company’s and the Subsidiaries’ lenders, lessors and other creditors as directed by Holdings at the Closing), (C) Transaction Expenses (which shall be paid in cash by Parent as directed by Holdings at the Closing), and (D) $500,000 (which shall be paid in cash into the Reserve Account pursuant to Section 10.04) (the “Reserve Amount”), by wire transfer in immediately available funds. The net amount after the deductions described above (the “Closing Cash Payment”) will be allocated among each of the Stockholders in accordance with their respective Allocable Portions as set forth on Schedule 2.05(a).

(b) At the Closing, Parent shall deliver to the Exchange Agent on behalf of the Stockholders, in respect of the shares of Holdings Common Stock issued and outstanding immediately prior to the Effective Time, such number of shares of common stock, par value $1.00, of Parent (“Parent Common Stock”) as shall equal $140,000,000, before giving effect to any adjustments pursuant to Section 2.05(i) (as valued at the closing price thereof on the New York Stock Exchange the last Business Day prior to the Closing), to be allocated among each of the Stockholders in accordance with their respective Allocable Portions as set forth on Schedule 2.05(a).

(c) The Merger Consideration to be paid to (i) the holders of the capital stock of Holdings (the “Stockholders”) in exchange for the cancellation of their capital stock and their rights as such holders pursuant to Subsections 2.05(a) and 2.05(b) shall be subject to adjustment as specified in Sections 2.06 and 2.10(a), and (ii) the Option Holders in exchange for the cancellation of their Holdings Options and their rights as such Option Holders pursuant to Section 2.13 shall be subject to adjustment as specified in Section 2.13(e).

(d) Conversion of Holdings Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Parent or Holdings, the shares of Holdings Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and the rights pertaining thereto will be automatically converted (subject to Section 2.05(f)) into each Stockholder’s right to receive her, her or its Allocable Portion of the Merger Consideration.

(e) Conversion of Holdings Preferred Stock. Subject to the terms and conditions of the Holdings Charter, immediately prior to the Effective Time (and, for the avoidance of doubt, prior to the conversion contemplated by Section 2.05(d)), each share of Holdings Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into Holdings Common Stock and shall have the right to receive Merger Consideration. For the avoidance of doubt, the Allocable Portions have been determined after giving effect to such conversion.

(f) Exceptions. The conversion contemplated by Section 2.05(d) shall not apply to or occur with respect to any shares of Holdings Common Stock that are Dissenting Shares (as defined in Section 2.12(b)), and the numbers of shares of Parent Common Stock, and amounts of other Merger Consideration, that otherwise would be issuable to Persons who hold Dissenting Shares and who exercise their dissenters’ rights pursuant to applicable Law, shall not be issued to or paid to such Persons and such Dissenting Shares shall be canceled.

(g) Surrender of Holdings Certificates. Subject to Sections 2.08 and 10.04 and the Escrow Agreement, the Allocable Portion of the Merger Consideration shall be issued and paid to each holder of certificates representing the shares of Holdings Common Stock (the “Holdings Certificates”) upon surrender of its respective Holdings Certificates in the manner provided in Section 2.07(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 2.09).

(h) Cancellation of Treasury Stock. At the Effective Time, each share of Holdings Common Stock owned by Holdings or any direct or indirect wholly owned subsidiary of Holdings immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(i) No Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby. Only whole shares of Parent Common Stock will be delivered to the Stockholders. In the event that a Stockholder would receive a fractional share of Parent Common Stock, the Exchange Agent will pay the cash value of such fractional share to the Stockholder (as valued in accordance with Section 2.05(b)).

(j) Closing of Holdings Transfer Books. At the Effective Time, the stock transfer books of Holdings shall be closed, and there shall be no further registration of transfers on the records of Surviving Company of the shares of Holdings Common Stock that were outstanding immediately prior to the Effective Time.

SECTION 2.06 Working Capital Adjustment of the Merger Consideration. The Merger Consideration shall be subject to adjustment as specified in this Section 2.06:

(a) Estimated Net Working Capital. Attached as Schedule 2.06(a) is the Reference Balance Sheet, together with Parent’s and Holdings’s computation of the estimated Net Working Capital of Holdings and the Company as of the Reference Balance Sheet Date (such amount being, the “Estimated Net Working Capital”). In the event that the Estimated Net Working Capital exceeds the Target Net Working Capital, then the Closing Cash Payment shall be adjusted upward in an amount equal to such excess. In the event that the Target Net Working Capital exceeds the Estimated Net Working Capital, then the Closing Cash Payment shall be adjusted downward in an amount equal to such excess.

(b) Post-Closing Confirmation of Net Working Capital. As promptly as practicable, but in any event not later than 105 calendar days after the Closing Date, Parent shall deliver to the Stockholders’ Representative a report (the “Statement of Net Working Capital”) including the balance sheet (“Closing Balance Sheet”) of Holdings and the Company on a consolidated basis as of the close of business of Holdings and the Company on July 31, 2013 in the form and showing detail not less than the detail shown in the Reference Balance Sheet, together with Parent’s computation of the actual Net Working Capital of Holdings and the Company as of July 31, 2013. The Closing Balance Sheet shall be prepared in the same form as the Reference Balance Sheet and in accordance with GAAP on a consistent basis with that used in the preparation of the Reference Balance Sheet; and, in any event, the calculation of Net Working Capital shall be made in accordance with the methodology set forth in Schedule 2.06(a).

(c) Disputes.

(i) Subject to clause (ii) of this Section 2.06(c), the Statement of Net Working Capital delivered by Parent to the Stockholders’ Representative shall be deemed to be and shall be final, binding and conclusive on the Parties hereto.

(ii) The Stockholders’ Representative may dispute any amounts reflected on or calculations included with the Statement of Net Working Capital to the extent the net effect of such disputed amounts or calculations in the aggregate would affect the amount of the Merger Consideration adjustment, or the amount of the Excess Amount Payment, pursuant to Section 2.06(d); provided, however, that the Stockholders’ Representative shall have notified Parent in writing (an “Objection Notice”) of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within fifteen (15) calendar days of Parent’s delivery of the Statement of Net Working Capital to the Stockholders’

Representative. In the event of such a dispute, the Stockholders’ Representative and Holdings’ Accountants, on the one hand, and Parent and Parent’s Accountants, on the other hand, shall attempt in good faith to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties hereto. If the Stockholders’ Representative and Parent are unable to reach a resolution with such effect within fifteen (15) calendar days after the receipt by Parent of the Stockholders’ Representative’s Objection Notice, the Parties shall, within five (5) calendar days, submit for review and resolution the items (but only such items) as are set forth in the Objection Notice and which remain in dispute to KPMG LLP (or, if such firm shall decline or is unable to act, to another independent accounting firm of national recognition (which firm shall not have not rendered services to Parent or the Stockholders’ Representative within five (5) years prior to the date of this Agreement) mutually acceptable to the Stockholders’ Representative and Parent) (either KPMG LLP or such other accounting firm being referred to herein as the “Independent Accounting Firm”). The Independent Accounting Firm shall be instructed (a) to make its determination and report within thirty (30) calendar days after such submission to the Stockholders’ Representative and Parent upon such remaining disputed items, and such report shall be final, binding and conclusive on the Stockholders’ Representative, the Stockholders and Parent, and (b) for purposes of its determination and report, the Independent Accounting Firm shall not take into account or consider any matter that may be in dispute relating to the methodology in respect to the calculation of Net Working Capital as set forth in Schedule 2.06(b). The fees and disbursements of the Independent Accounting Firm shall be allocated between the Stockholders and Parent in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted; which allocation shall be calculated by the Independent Accounting Firm and shall be final, binding and conclusive on the Parties. Otherwise, the Stockholders and Parent each shall pay their own costs in connection with the determinations made pursuant to this Section 2.06, including the fees and expenses of their respective accountants and attorneys.

(iii) Parent will make the work papers (including, subject to entering into customary access and indemnification agreements, the work papers of its independent accountants) and back up materials used in preparing the Statement of Net Working Capital, and financial staff of Parent and the Company available to the Stockholders’ Representative and its accountants, at reasonable times and upon reasonable notice at any time during (a) the preparation by Parent of the Statement of Net Working Capital, (b) the review by the Stockholders’ Representative of the Statement of Net Working Capital, and (c) the period when any disputes concerning any matter set forth in the Objection Notice remain unresolved.

(d) Merger Consideration Adjustment. The Statement of Net Working Capital shall be deemed final (the “Final Statement of Net Working Capital”) for the purposes of this Section 2.06 upon the earliest of (x) the failure of the Stockholders’ Representative to deliver an Objection Notice notifying Parent of a dispute within fifteen (15) calendar days of Parent’s delivery of the Statement of Net Working Capital to the Stockholders’ Representative, (y) the resolution of all disputes, pursuant to Section 2.06(c)(ii), by the Stockholders’ Representative and Parent, and (z) the resolution of all disputes, pursuant to Section 2.06(c)(ii), by the Independent Accounting Firm. The “Final Net Working Capital” will be the calculation of the Net Working Capital set forth in the Final Statement of Net Working Capital. All payments required pursuant to this Section 2.06 shall be deemed to be adjustments, for Tax purposes, to the aggregate Merger Consideration paid by Parent to the Stockholders and the aggregate amount of all Option Cancellation Payments. Within three (3) Business Days of the determination of Final Net Working Capital, a joint written notice of the Stockholders’ Representative and Parent shall be delivered to the Escrow Agent as follows:

(i) In the event that the Estimated Net Working Capital exceeds the Final Net Working Capital, then the Merger Consideration shall be adjusted downward in an amount equal to such excess back to the first dollar, Parent and the Stockholders’ Representative shall deliver a joint written notice to the Escrow Agent specifying the amount of such downward adjustment of the Merger Consideration, and the Escrow Agent shall, promptly upon its receipt of such notice and in accordance with the terms of the Escrow Agreement, pay such amount to Parent out of the Escrow Fund by wire transfer in immediately available funds (the “Deficiency Amount Payment”). In the event that the Escrow Fund is insufficient to cover fully the Deficiency Amount Payment, then the Stockholders’ Representative and Parent shall deliver a joint written notice to the Escrow Agent to distribute the entire Escrow Fund to Parent as provided above and the Stockholders’ Representative will direct (a) the Stockholders, severally and not jointly, to promptly pay to Parent, by wire transfer in immediately available funds, the pro rata amount equal to each Stockholder’s Allocable Portion of any remaining unpaid portion of the Deficiency Amount Payment, and (b) the Option Holders, severally and not jointly, to promptly pay to Parent their respective portions of any remaining unpaid portion of the Deficiency Amount Payment from the excess amounts received by him or her, by wire transfer in immediately available funds, in accordance with Section 2.13.

(ii) In the event that the Final Net Working Capital exceeds the Estimated Net Working Capital, then Parent shall promptly pay by wire transfer in immediately available funds an amount to (i) the Stockholders’ Representative (for payment to the Stockholders pro rata in accordance with each Stockholder’s Allocable Portion) and (ii) the Company (for payment to the Option Holders through the Company’s payroll in accordance with Section 2.13), equal to the amount of such excess; provided, however, that the amount paid to the Stockholders’ Representative (for payment to the Stockholders) shall not exceed the Maximum Excess Payment (the “Excess Amount Payment”). Any calculations under Section 2.13 with respect to payments to be made pursuant to the foregoing clause (ii) shall be subject to the reasonable approval of the Stockholders’ Representative.

(e) Any Deficiency Amount Payment shall be the several, and not joint, obligation of the Stockholders (and pro rata based on their respective Allocable Portions) and the Option Holders (as determined under Section 2.13), and if not paid when due, Parent may proceed only against any non-paying Stockholder or Option Holder for payment in which event (i) such Stockholder shall be liable for such Stockholder’s Allocable Portion and (ii) such Option Holder shall be liable for such Option Holder’s portion, as determined under Section 2.13, in each case, of the costs and expenses of collection, including reasonable attorneys’ fees of one law firm (to the extent reasonably practical with allowance for the existence of potential conflicts), to the extent direct, out-of-pocket, and documented. Losses arising out of the failure of a Stockholder or Option Holder to pay such Stockholder’s Allocable Portion or such Option Holder’s portion as determined in accordance with Section 2.13, respectively, of the Deficiency Amount Payment shall not be subject to the limitation described in clause (i) of paragraph (a) of Section 8.04 (but shall be subject to the limitation described in clause (ii) of paragraph (a) of Section 8.04.

SECTION 2.07 Exchange Procedures.

(a) Prior to the Effective Time, Parent shall appoint a reputable bank or trust company designated by Parent and reasonably satisfactory to Holdings to act as exchange agent (the “Exchange Agent”) for the issuance of the Merger Consideration to be issued in the Merger. It is hereby acknowledged and agreed by Holdings and Parent that Computershare Trust Company, N.A. is acceptable as Exchange Agent.

(b) Holdings shall determine the Allocable Portions and computations contemplated by Section 2.05, and such computations shall be conclusive and binding on the holders of shares of Holdings Common Stock and Option Holders except for manifest mathematical error. Holdings shall deliver such computations to Parent and the Exchange Agent and all information and instructions necessary to fully effect the issuances and payments required under Section 2.05.

(c) At or prior to the Effective Time, each holder of Holdings Common Stock shall receive a letter of transmittal in form and substance reasonably satisfactory to Parent and Holdings (“Letter of Transmittal”), with respect to the surrender and delivery by each such holder of his, her or its Holdings Certificates in exchange for shares of Parent Common Stock and other Merger Consideration as contemplated by Section 2.05. Upon delivery to the Exchange Agent of a validly executed and delivered Letter of Transmittal, the Exchange Agent shall issue to the corresponding recipient or to its designee, in electronic book entry on the Exchange Agent’s records, such recipient’s or its designee’s number of shares of Parent Common Stock (subject to Section 2.05(i)), and shall send such recipient or its designee confirmation of such issuance at the address specified in such Letter of Transmittal and, by wire transfer in immediately available funds to the account specified in such Letter of Transmittal, deliver such other Merger Consideration (subject to Section 10.04 and the Escrow Agreement), and its Holdings Certificates shall forthwith be cancelled. Until so surrendered, outstanding Holdings Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable shares of Parent Common Stock and the other Merger Consideration pursuant to Section 2.05.

(d) [Reserved]

(e) If payment is to be made to a recipient other than the Person in whose name a surrendered Holdings Certificate is registered, it shall be a condition of the delivery of Merger Consideration to such recipient that the Holdings Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person in whose name such surrendered Holdings Certificate is registered shall be responsible for payment of any transfer or other Taxes required by reason of the payment to a recipient other than the registered holder of the surrendered Holdings Certificate (which payment may be achieved, if so elected by such recipient, by offsetting against the amount of the Closing Cash Payment to be paid to such recipient, to the extent sufficient) or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

(f) At any time that is more than 180 days after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any shares of Parent Common Stock and other Merger Consideration deposited with the Exchange Agent and not disbursed in accordance with Article II hereof, and after the shares and other Merger Consideration have been delivered to Parent, Persons entitled to shares of Parent Common Stock and other Merger Consideration in accordance with Article II shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar Laws) for issuance thereof upon surrender of the Holdings Certificates held by them. Any shares of Parent Common Stock and other Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such shares and other Merger Consideration would otherwise escheat to or become property of any government entity shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Neither Parent nor the Exchange Agent will be liable to any Person entitled to payment under Article II for any Merger Consideration that is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

SECTION 2.08 No Distributions Until Surrender of Holdings Certificates. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any Holdings Certificates that have not yet been surrendered with respect to the shares of Parent Common Stock to be issued upon surrender thereof until the holders of record of such Holdings Certificates shall surrender such certificates. Subject to applicable Law, following surrender of any such Holdings Certificates and compliance with the other procedures of Section 2.07, Parent shall promptly deliver to the record holders thereof, without interest, the respective amounts of any such dividends or other distributions (whether in form of cash, securities, or other property) with a record date after the Effective Time theretofore declared with respect to the Parent Common Stock.

SECTION 2.09 Lost, Stolen or Destroyed Certificates. In the event that any Holdings Certificates shall have been lost, stolen or destroyed, Parent shall issue and direct the Exchange Agent to deliver in exchange for such lost, stolen or destroyed Holdings Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the shares of Parent Common Stock and other Merger Consideration (subject to Section 10.04 and the Escrow Agreement) that the shares of Holdings Common Stock formerly represented by such Holdings Certificates were converted into and Parent shall deliver any dividends or distributions payable thereon in accordance with Section 2.08; provided, however, that, as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock and cash and other Merger Consideration and other distributions, the owner of such lost, stolen or destroyed Holdings Certificates shall agree to indemnify Parent against any claim that may be made against Parent or Surviving Company with respect to the Holdings Certificates alleged to have been lost, stolen or destroyed and arising from such loss. The affidavit and the indemnification agreement referenced above shall each be in form and substance mutually acceptable to each of the Exchange Agent, Parent, and the Stockholders’ Representative.

SECTION 2.10 Tax Consequences.

(a) It is intended by the parties hereto that the Merger shall qualify as a reorganization pursuant to Section 368(a)(1)(A) of the Code, and, notwithstanding anything to the contrary contained herein, if necessary to assure that the Merger will satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, as mutually determined by counsel to Parent and counsel to Holdings and the Stockholders, the number of shares of Parent Common Stock that will be delivered to the Stockholders in the Merger shall be increased and the amount of cash that will be paid to the Stockholders in the Merger shall be decreased. For the avoidance of doubt, the limitation on the amount of cash to be paid to Stockholders’ Representative to an amount equal to the Maximum Excess Payment pursuant to Section 2.06(d)(ii) constitutes a limitation that is necessary to assure that the Merger will satisfy continuity of interest requirements, and in the event such limitation applies, Parent shall deliver additional shares of Parent Common Stock to the Stockholders in lieu of cash which otherwise would be delivered, and the number of additional shares of Parent Common Stock to be so delivered shall be the number required to ensure that the “continuity of interest” requirement is satisfied. The Company, Parent, and Merger Sub will each be a party to the plan of reorganization within the meaning of Section 368(b) of the Code and each hereby adopts this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Regulations.

(b) Any amounts deducted and withheld from the consideration otherwise payable pursuant to Article II of this Agreement to any holder of Holdings Common Stock and paid by the withholding party to the applicable Governmental Authority, shall be treated for all purposes of this Agreement as having been paid to the holder of Holdings Common Stock in respect of which such deduction and withholding was made.

SECTION 2.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Holdings, the then current officers and directors or managers, as applicable, of Parent and Merger Sub and the officers and directors of Holdings shall take all such lawful and necessary action.

SECTION 2.12 Shares Subject to Appraisal Rights.

(a) Notwithstanding Section 2.05 hereof, Dissenting Shares shall not be converted into a right to receive Merger Consideration. The holders thereof shall be entitled only to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for his Dissenting Shares pursuant to the DGCL shall receive payment therefor from Parent in accordance with the DGCL, provided, however, that (i) if any stockholder of Holdings who asserts appraisal rights in connection with the Merger (a “Dissenter”) shall have failed to establish his entitlement to such rights as provided in the DGCL, or (ii) if any such Dissenter shall have effectively withdrawn his demand for payment for his Dissenting Shares or waived or lost his right to payment for his Dissenting Shares under the appraisal rights process under the DGCL, the shares of Holdings Common Stock held by such Dissenter shall be treated as if they had been converted, as of the Effective Time, into a right to receive Merger Consideration as provided in Section 2.05. Holdings shall give Parent prompt, notice of any demands for payment received by Holdings from a person asserting appraisal rights, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Holdings shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or negotiate or enter into any agreement with respect thereto.

(b) As used herein, “Dissenting Shares” means any shares of Holdings Common Stock held by Persons who are entitled to appraisal rights under the DGCL, and who have properly exercised, perfected and not subsequently withdrawn or lost or waived their rights to demand payment with respect to those shares in accordance with the DGCL.

SECTION 2.13 Holdings Options.

(a) Each unvested Holdings Option that is outstanding immediately prior to the Closing shall become vested, and all Holdings Options outstanding immediately prior to the Closing shall be canceled, effective as of the Closing, in exchange for the right to receive payment in an amount equal to the product of (i) the number of shares of Holdings Common Stock subject to such Holdings Option immediately prior to the Closing, and (ii) the excess, if any, of the Per Share Option Consideration (as defined below) over the exercise price per share of such Holdings Option (such product, the “Option Cancellation Payment”); provided, however, that in the event that the exercise price per share of any such Holdings Option is equal to or greater than the Per Share Option Consideration, such Holdings Option shall be canceled without any action on the part of the holder thereof and without any right to a cash payment being made in respect thereof.

(b) Prior to the Closing, Holdings shall enter into an Option Cancellation Agreement with each Option Holder and shall take or cause to be taken any and all actions to give effect to the treatment of Holdings Options pursuant to this Section 2.13. Notwithstanding anything to the contrary contained in this Agreement, the payments required by this Section 2.13 shall be funded with the applicable portion of the Merger Consideration.

(c) For purposes of this Section, “Per Share Option Consideration” shall mean an amount in dollars equal to (i) the sum of (A) the Closing Cash Payment (which for purposes of this Section 2.13 shall exclude the deduction for the aggregate amount of the Option Cancellation Payments), plus (B) the aggregate per share exercise price of all Holdings Options outstanding immediately prior to the Closing, plus (C) $140,000,000 divided by (ii) the sum of the total number of (x) outstanding shares of Holdings Common Stock immediately prior to the Closing (after giving effect to the conversion to Common Stock of the Voting Preferred, Series A Preferred and Non-Voting Preferred), and (y) shares of Common Stock issuable pursuant to Holdings Options outstanding immediately prior to the Closing.

(d) Holdings has determined that the amount of the Per Share Option Consideration is lower than the amount of the exercise price under the Holdings Options, and therefore no Option Cancelation Payments are due to the Option Holders at Closing. In the event that any Option Cancelation Payments become due to the Option Holders after Closing as a result of a recalculation required by Section 2.13(e), Parent shall cause the Company to pay to each Option Holder such Option Holder’s Option Cancellation Payment in cash through the Company’s payroll system and deduct and withhold, or cause to be deducted or withheld, from any Option Cancellation Payment made hereunder, such amounts as are required to be deducted and withheld under the Code, or any provision of applicable U.S. federal, state, local or foreign Tax Laws, including the employee’s share of FICA Taxes and any applicable state, local or foreign payroll Taxes normally imposed on an employee with respect to compensation (but excluding any employer’s share).

(e) The Closing Cash Payment initially used in Section 2.13(c)(i)(A) shall be recalculated (which recalculations, if made by Parent, shall be subject to the reasonable approval of the Stockholders’ Representative) (taking into account all prior payments made to Option Holders in respect of Holdings Options under this Agreement) for each subsequent adjustment that is contemplated by this Agreement, including any subsequent adjustment pursuant to Sections 2.06, 6.01, 6.02 and 10.04, or pursuant to the resolution of any indemnity obligations as described in Article VIII and under the Escrow Agreement. As soon as reasonably practical following any such adjustment, Parent shall notify each Option Holder of such adjustment in writing. In connection therewith, an Option Holder may be required to promptly repay Parent certain amounts received by him or her at Closing or thereafter, as determined in accordance with the provisions of this Section 2.13 and the Escrow Agreement. Any payments made to Option Holders under this Agreement which are made following the Closing are intended to satisfy the requirements of Treasury Regulation section 1.409A-3(i)(5)(iv)(A), applicable to transaction-based compensation that is payable on account of the consummation of a change in ownership or effective control of Holdings that satisfies the definition in Treasury Regulation section 1.409A-3(i)(5)(i), and the execution of the Agreement is not intended to cause the Holdings Options to be classified as nonqualified deferred compensation under Section 409A of the Code. Holdings and Parent shall make all payments under the Agreement prior to the date that is five (5) years following the Effective Time and otherwise in accordance with Treasury Regulation section 1.409A-3(i)(5)(iv)(A).

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING HOLDINGS AND THE COMPANY

Holdings and the Company hereby represent and warrant to Parent and Merger Sub that the statements contained in this Article III are correct and complete as of the date of this Agreement, except as set forth in the Company Disclosure Schedule accompanying this Agreement (the “Company Disclosure Schedule”). The Company Disclosure Schedule has been arranged in sections corresponding to the Sections of this Article III. Each section of the Company Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Company Disclosure Schedule to the extent such disclosure is reasonably apparent on its face to apply to such other section or sections.

SECTION 3.01 Organization, Authority and Qualification.

(a) Holdings is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of New Jersey. Each of Holdings and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except for those jurisdictions in which the failure to obtain such licensing or qualification would not result in a Material Adverse Effect. Each Subsidiary of the Company is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and each such Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except for those jurisdictions in which the failure to obtain such licensing or qualification would not result in a Material Adverse Effect.

(b) The execution and delivery of this Agreement (and the Ancillary Agreements to which it is or will become a party) by Holdings and the Company, the performance by each of Holdings and the Company of its obligations hereunder and thereunder and the consummation by Holdings and the Company of the transactions contemplated by this Agreement and thereby have been duly authorized by all requisite corporate action on the part of Holdings and the Company (including the approval by their respective Boards of Directors and stockholders, subject in all cases to the satisfaction of the terms and conditions of this Agreement) and in accordance with the Stockholders’ Agreement. This Agreement has been, and upon their execution such Ancillary Agreements to which Holdings and/or the Company is a party shall have been, duly executed and delivered by Holdings and/or the Company, as applicable, and (assuming due authorization, execution and delivery by Parent and Merger Sub) this Agreement constitutes, and upon their execution the Ancillary Agreements to which Holdings and/or the Company is a party shall constitute, legal, valid and binding obligations of Holdings and/or the Company, as applicable, enforceable against such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(c) The execution and delivery of this Agreement (and the Ancillary Agreements to which it is or will become a party) by Evercore Capital II, Evercore Inc. and Management Group, the performance by each of Evercore Capital II, Evercore Inc. and Management Group of its obligations hereunder and thereunder and the consummation by Evercore Capital II, Evercore Inc. and Management Group of the transactions contemplated by this Agreement and thereby have been duly authorized by all requisite corporate or other entity action on the part of Evercore Capital II, Evercore Inc. and Management Group, as applicable. This Agreement has been, and upon their execution such Ancillary Agreements to which Evercore Capital II, Evercore Inc. and Management Group is a party shall have been, duly executed and delivered by Evercore Capital II, Evercore Inc. and Management Group, as applicable, and (assuming due authorization, execution and delivery by Parent and Merger Sub) this Agreement constitutes, and upon their execution the Ancillary Agreements to which Evercore Capital II, Evercore Inc. and Management Group is a party shall constitute, legal, valid and binding obligations of Evercore Capital II, Evercore Inc. and Management Group, as applicable, enforceable against such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) The Windolf Participants (as defined in the Stockholders’ Agreement) have no rights under Section 6 of the Stockholders’ Agreement with respect to the transactions contemplated hereby.

SECTION 3.02 Subsidiaries. Except as set forth in Section 3.02 of the Company Disclosure Schedule, (a) neither Holdings nor the Company has any Subsidiaries, (b) one hundred percent (100%) of the capital stock of each Subsidiary is owned by the Company free and clear of any Encumbrances, other than Permitted Encumbrances, (c) there are no corporations, partnerships, joint ventures, associations, Persons or other entities in which Holdings or the Company owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same or holds any obligation to acquire the same (including, without limitation, any such entity which shares in profits or losses or underwriting any commercial or other insurable risks), and (d) neither Holdings nor the Company is a member of (nor is any part of its business conducted through) any partnership or any joint venture or similar arrangement. All outstanding equity interests of each of the Subsidiaries have been validly issued, fully paid and are non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock or other equity securities or that could require or permit the Subsidiary to repurchase, redeem or otherwise acquire any of its capital stock or other equity securities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to any of the Subsidiaries. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of any Subsidiary.

SECTION 3.03 Capitalization; Holding Company.

(a) The entire authorized capital stock of Holdings consists of (i) 400,000 shares of common stock, par value $0.01 per share (the “Holdings Common Stock”), of which 89,692 shares are issued and outstanding, and (ii) 200,000 shares of preferred stock, par value $0.01 per share (the “Holdings Preferred Stock”), of which (x) 100,000 shares are designated as Voting Convertible Preferred Stock (the “Voting Preferred”), of which 72,000 shares are issued and outstanding, (y) 75,000 shares are designated as Series A Voting Convertible Preferred Stock (the “Series A Preferred”), of which 27,436 shares are issued and outstanding, and (z) 25,000 shares are designated as Non-Voting Convertible Preferred Stock (the “Non-Voting Preferred”), of which 8,400 shares are issued and outstanding. No shares of capital stock of Holdings are held in treasury. All of the issued and outstanding shares of capital stock of Holdings have been duly authorized, are validly issued, fully paid, and non-assessable. On the date hereof, all of the issued and outstanding shares of capital stock of Holdings are held of record by the respective Stockholders as set forth in Schedule 2.05(a) of the Company Disclosure Schedule. Effective at and as of the Closing, the issued and outstanding shares of Voting Preferred, Series A Preferred and Non-Voting Preferred, shall be converted into issued and outstanding shares of Holdings Common Stock in accordance with the provisions set forth in the Holdings Charter and all of the issued and outstanding shares of capital stock of Holdings will be held of record by the respective Stockholders as set forth in Schedule 2.05(a).

(b) Section 3.03(b) of the Company Disclosure Schedule sets forth a true and correct list of all outstanding Holdings Options and identifies each of the Option Holders and the shares of Holdings Common Stock each Option Holder has a right to purchase. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Holdings to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Holdings. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of Holdings.

(c) The entire authorized capital stock of the Company consists of 100 shares of common stock, $0.01 par value per share (the “Company Common Stock”), of which 100 shares are issued and outstanding. No shares of Company Common Stock are held in treasury. All of the issued and outstanding shares of Company Common Stock have been duly authorized, are validly issued, fully paid and nonassessable, and are held of record and owned beneficially, by Holdings. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, stock participation, or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

(d) Holdings was formed for the sole purpose of acting as a holding company to hold its investment in Company Common Stock, and Holdings has no, and never had any, other assets and conducts no, and has never conducted any, other business.

SECTION 3.04 Organizational Documents; Books and Records. Holdings has provided Parent with a complete and correct copy of the Holdings Charter and Bylaws or equivalent organizational documents of Holdings and the charter, bylaws or equivalent organizational document of the Company and each of the Subsidiaries, each as amended to date. Such charters, bylaws or equivalent organizational documents are in full force and effect. None of Holdings, the Company or any of the Subsidiaries are in violation of any of the provisions of its charter, bylaws, or equivalent organizational documents. The corporate or similar organizational books (including minute books) of Holdings, the Company and each Subsidiary contain accurate records of all material meetings and accurately reflect all other material actions taken by the stockholders and Governing Body (including all committees thereof) of such entities. Complete and accurate copies of all such corporate or similar organizational books (including the minute books and stock register) of Holdings, the Company and each Subsidiary have been provided or made available to Parent.

SECTION 3.05 No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.06 or listed in Section 3.06 of the Company Disclosure Schedule have been obtained or made, the execution, delivery and performance by Holdings and the Company of this Agreement and the Ancillary Agreements to which Holdings and/or the Company is a party, do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or similar organizational documents) of Holdings or the

Company or any Subsidiary, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) in any material respect any Law or Governmental Order applicable to Holdings or the Company or any Subsidiary or any of their respective assets, properties or businesses, or (c) except as set forth in Section 3.05 of the Company Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Assets pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Holdings or the Company or any Subsidiary is a party or by which any of such assets or properties is bound or affected.

SECTION 3.06 Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party by Holdings and the Company do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority or other Person, except for compliance with and filings under the Hart-Scott-Rodino Act, or as described in Section 3.06 of the Company Disclosure Schedule.

SECTION 3.07 Financial Information. True and complete copies of (i) the audited consolidated balance sheet of Holdings for each of the two fiscal years ended as of December 31 for the years 2011 and 2012, and the related audited consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of Holdings, together with all related notes and schedules thereto, accompanied by the reports thereon of Holdings’ Accountants (collectively referred to herein as the “Financial Statements”) and (ii) the unaudited consolidated balance sheet of Holdings as of June 30, 2013, and the related consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of Holdings (collectively referred to herein as the “Interim Financial Statements”), are attached hereto as Section 3.07 of the Company Disclosure Schedule. The Reference Balance Sheet (x) was prepared in accordance with the books of account and other financial records of Holdings, and (y) presents fairly in all material respects the pro forma consolidated financial condition of Holdings as of the date thereof, subject to such adjustments consisting of normal recurring accruals and such other accruals as have been agreed to by Holdings and Parent. The Financial Statements and the Interim Financial Statements (other than the Reference Balance Sheet included therein) (A) were prepared in accordance with the books of account and other financial records of Holdings, (B) have been prepared in accordance with GAAP consistently applied as of the dates thereof and for the periods covered thereby in accordance with past custom and practice of Holdings (except that the Interim Financial Statements do not contain all notes and other disclosure information required by GAAP and certain year-end tax adjustments), (C) present fairly in all material respects the consolidated financial condition and results of operations of Holdings as of the dates thereof or for the periods covered thereby, and (D) include such adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation in all material respects of the consolidated financial condition of Holdings and the results of the operations of Holdings as of the dates thereof or for the periods covered thereby.

SECTION 3.08 Absence of Undisclosed Liabilities. There are no Liabilities of Holdings or of the Company or of any Subsidiary of the type required to be set forth on the balance sheet of Holdings (including the notes thereto) in accordance with GAAP other than such Liabilities (a) reflected or reserved against on the Reference Balance Sheet, or (b) which arose in the ordinary course since the Reference Balance Sheet Date consistent with past practice since the Reference Balance Sheet Date, or (c) which are set forth in Section 3.08 of the Company Disclosure Schedule.

SECTION 3.09 Receivables.

(a) All Receivables reflected on the Reference Balance Sheet arose from, and the Receivables existing on the Closing Date will have arisen in the ordinary course of business consistent with past practice and not from Persons affiliated with any Stockholder, Holdings, or the Company or any Subsidiary, except as set forth in Section 3.09 of the Company Disclosure Schedule. The Receivables reflected on the Reference Balance Sheet are substantially current and constitute, as the case may be, only valid, undisputed claims of Holdings or the Company or a Subsidiary not subject to valid claims of setoff or other defenses or counterclaims other than normal cash discounts, premium adjustments and other credits and adjustments made or to be made in the ordinary course of business consistent with past practice. Excluding the Direct Bill Receivable amount, the collection of which is addressed in Section 3.09(b), the full amount of the Receivables outstanding as of July 31, 2013 for at least ninety (90) days will be collected by Parent on or prior to the first (1st) anniversary of the Closing Date. Prior to the date hereof, Holdings delivered a true and correct aging report reflecting all Receivables outstanding as of June 30, 2013.

(b) On or prior to the first (1st) anniversary of the Closing Date, Parent shall have received an amount of cash from Direct Bill Companies on account of the Direct Bill Receivable amount at least equal to the full amount of the Direct Bill Receivable amount set forth in the Closing Balance Sheet. Such Direct Bill Receivable amount shall not be reduced or increased by any audits, endorsements, or cancellations.

SECTION 3.10 Powers of Attorney; Bank Accounts.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, neither Holdings, the Company nor any Subsidiary has granted, and there is not outstanding, any power of attorney which is binding on Holdings, the Company or any Subsidiary.

(b) Set forth in Section 3.10(b) of the Company Disclosure Schedule are (i) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which Holdings, the Company or any Subsidiary has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship and (ii) a true and complete list and description of each such account, safe deposit box and relationship, including in each case the account number and the names of the respective officers, employees, agents or other similar representatives of Holdings, the Company and its Subsidiaries having signatory power with respect thereto.

SECTION 3.11 Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Since the Reference Balance Sheet Date, except as set forth in Section 3.11 of the Company Disclosure Schedule or as expressly contemplated by this Agreement or the Ancillary Agreements, the business of Holdings, the Company and the Subsidiaries has been conducted in the ordinary course and consistent with past practice. As amplification and not in limitation of the foregoing, except as set forth in Section 3.11 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement or the Ancillary Agreements, since the Reference Balance Sheet Date, neither Holdings, the Company nor any Subsidiary has:

(a) permitted or allowed any of the Assets to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(b) discharged or otherwise obtained the release of any Encumbrance (other than Permitted Encumbrances) or paid or otherwise discharged any Liability, other than scheduled, required or permitted payments of indebtedness, current Liabilities reflected on the Reference Balance Sheet or current Liabilities incurred in the ordinary course of business consistent with past practice since the Reference Balance Sheet Date;

(c) written down or written up (or failed to write down or write up in accordance with GAAP and consistent with past practice) the value of any Receivables or revalued any of the Assets other than in the ordinary course of business consistent with past practice and in accordance with GAAP;

(d) made any change in any method of accounting or accounting practice or policy, other than such changes required by GAAP and set forth in Section 3.11 of the Company Disclosure Schedule;

(e) except in the ordinary course of business consistent with past practice, sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible property);

(f) issued or sold any equity capital, notes, bonds or other securities, or any option, warrant or other right to acquire the same;

(g) redeemed any shares of capital stock or declared, made or paid any dividends or distributions (whether in cash, securities or other property) to the holders of its capital stock or otherwise;

(h) merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person in the ordinary course of business consistent with past practices or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets;

(i) made any capital expenditure or commitment for any capital expenditure in excess of $100,000 in the aggregate;

(j) incurred any Funded Indebtedness (other than ordinary course accruals of interest on pre-existing Funded Indebtedness) or made any loan to, guaranteed any Funded Indebtedness of or otherwise incurred any Funded Indebtedness on behalf of any other Person;

(k) failed (after the expiration of any applicable grace period) to pay any creditor any material amount owed to such creditor when due;

(l) except as required by Law, pursuant to existing agreements, or in the ordinary course of business consistent with past practice, granted any increase in the compensation or benefits of any current or former director, officer, employee or independent contractor of Holdings, the Company or any Subsidiary thereof;

(m) recognized any union, negotiated, entered into or amended any collective bargaining agreement or any agreement with any works council, opposed any union organizing campaign, participated in any union decertification campaign, settled any material grievances or unfair labor practice charges, filed any unfair labor practice charges, or otherwise taken any action similar to the foregoing other than in the ordinary course of business or as required by Law;

(n) except as required by Law or to satisfy contractual obligations in effect on the date hereof, amended or otherwise modified the benefits under any Employee Benefit Plan; accelerated the payment or vesting of benefits or amounts or amounts payable or to become payable under any Employee Benefit Plan; failed to make any required contribution to any Employee Benefit Plan; merged or transferred any Employee Benefit Plan or the assets or liabilities of any Employee Benefit Plan; changed the sponsor of any Employee Benefit Plan; or terminated or established, sponsored, maintained or entered into any Employee Benefit Plan (or that would be a Employee Benefit Plan if in existence on the date hereof);

(o) allowed any Permit or Environmental Permit that was issued or relates to the Company to lapse or terminate or failed to renew any insurance policy, Permit or Environmental Permit that is scheduled to terminate or expire within thirty (30) calendar days of the Closing Date;

(p) suffered any casualty loss or damage with respect to any of the Assets which in the aggregate have a replacement cost of more than $50,000, that is not covered by insurance;

(q) amended, modified or terminated any Material Contract, failed to renew a Material Contract or allowed, permitted or consented to the termination of any Material Contract whether or not the counterparty to any such Material Contract had a right to terminate;

(r) amended or restated the Holdings Charter or the organizational documents of the Company or any Subsidiary;

(s) abandoned, sold, assigned, or granted any security interest in or to any item of the Owned Intellectual Property, Licensed Intellectual Property or IP Agreements, (ii) granted to any third party any license with respect to any Owned Intellectual Property or Licensed Intellectual Property, or (iii) developed, created or invented any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party that is in progress prior to Reference Balance Sheet Date);

(t) suffered any Material Adverse Effect; or

(u) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.11 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.11, except as expressly contemplated by this Agreement and the Ancillary Agreements.

SECTION 3.12 Litigation.

(c) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule (which, with respect to each Action set forth therein, sets forth the parties, the nature of the proceeding and the date such Action commenced), there are no Actions by or against Holdings, the Company or any Subsidiary, and there are no Actions by or against Holdings, the Company or any Subsidiary relating to Holdings, the Company or any Subsidiary, in each case, by or pending before any Governmental Authority (or, to the Knowledge of Holdings and the Knowledge of the Company, is any such Action threatened to be brought by or before any Governmental Authority). None of the matters set forth in Section 3.12 of the Company Disclosure Schedule has had or could reasonably be expected to have a Material Adverse Effect, if such Action was resolved against Holdings, the Company or any Subsidiary. None of the matters set forth in Section 3.12 of the Company Disclosure Schedule challenge, or could reasonably be expected to affect, the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated by this Agreement or thereby.

(d) Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, none of Holdings or the Company or any Subsidiary or any of their respective Assets or properties, is subject to any Governmental Order (nor, to the Knowledge of Holdings and the Knowledge of the Company, are there any such Governmental Orders threatened to be imposed by any Governmental Authority).

SECTION 3.13 Compliance with Laws; Permits.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, each of Holdings, the Company and the Subsidiaries has conducted and continues to conduct its business in compliance in all material respects with all Laws and Governmental Orders applicable to it or any of its business, properties or assets, and neither Holdings, the Company nor any Subsidiary is in violation of any such Law or Governmental Order. Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, none of Holdings, the Company or any Subsidiary has received a subpoena within the last two years from a Governmental Authority (excluding subpoenas received in the normal course of business from any court, tribunal, or judicial or arbitral body seeking the disclosure of information relating to Actions in respect to which none of Holdings, the Company or any Subsidiary is a party).

(b) The Company, each Subsidiary and each of their employees who is required to be so, is duly licensed and has all material franchises, licenses, permits, certificates and other authorizations from Governmental Authorities that are necessary for the conduct of its business in each jurisdiction in which the Company or a Subsidiary conducts business and in which the Company or a Subsidiary is required to be licensed. Section 3.13(b) of the Company Disclosure Schedule contains a list of all such permits held by the Company, the Subsidiaries and their employees (each, a “Permit”). All such Permits have been since January 1, 2011 (or since such later date as may apply in respect to Permits obtained after January 1, 2011), and are now in full force and effect. The Company, each Subsidiary and each employee, as applicable, is in compliance with such Permits in all material respects. No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any Permit is pending or, to the Knowledge of Holdings and the Knowledge of the Company, has been threatened.

(c) Neither Holdings, the Company, any Subsidiary nor any officer, director, employee, agent or representative (in each case, solely to the extent acting in its capacity as such) of Holdings, the Company or any Subsidiary (i) has taken any action which is or could be deemed to be a violation of the Foreign Corrupt Practices Act; (ii) is aware of any action or conduct which could be deemed to be a violation of the Foreign Corrupt Practices Act in respect of the business of Holdings, the Company or any Subsidiary; or (iii) has offered, given, paid, authorized the payment of, or promised, directly or indirectly, any money, gift, promise or other thing of value to any Foreign Official (or to any Person while knowing it will be offered, given or promised to a Foreign Official) for any purpose including, by way of example, influencing any act or decision of such Person acting in his official capacity, inducing such Person to do or omit to do any action in violation of his lawful duty, inducing such Person to use his influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist Holdings, the Company or any Subsidiary to obtain or retain business for or with, or in directing business to, any Person.

SECTION 3.14 Environmental and Other Permits and Licenses; Related Matters. Except as set forth in Section 3.14 of the Company Disclosure Schedule:

(a) Holdings, the Company and the Subsidiaries have been and are in material compliance with all applicable Environmental Laws and all Environmental Permits.

(b) There has been no Release of any Hazardous Material on any of the Leased Real Property by Holdings, the Company or any Subsidiary (or, to the Knowledge of Holdings and the Knowledge of the Company, by any other Person) or, during the period of Holdings’s, the Company’s or any Subsidiaries’ ownership, lease, use or occupancy thereof, on any other property formerly owned, leased, used or occupied by Holdings, the Company or any Subsidiary.

(c) There are no Environmental Claims pending or, to the Knowledge of Holdings and the Knowledge of the Company, threatened in writing against Holdings, the Company, any Subsidiary or the Leased Real Property.

(d) None of Holdings, the Company or any Subsidiary has any Liability, including obligations to conduct or fund investigation, clean-up, removal remediation or other corrective action involving Hazardous Materials, under Environmental Laws.

(e) The Company has provided or made available to Parent all written assessments, reports, results of investigations or audits, and other information in its possession or available to it regarding environmental matters pertaining to the current environmental condition of the Leased Real Property or the compliance (or noncompliance) by Holdings, the Company and the Subsidiaries with any Environmental Laws.

SECTION 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Schedule lists each of the following contracts and agreements of Holdings or the Company or any Subsidiary, as applicable (such contracts and agreements, together with all contracts, agreements, leases and subleases concerning the use, occupancy, management or operation of any Leased Real Property including, without limitation, all contracts, agreements, leases and subleases listed or otherwise set forth in Section 3.17(c) of the Company Disclosure Schedule (including Ancillary Lease Documents), all IP Agreements listed or otherwise set forth in Section 3.16(a) of the Company Disclosure Schedule, and all contracts, agreements, leases and subleases relating to Tangible Personal Property listed or otherwise set forth in Section 3.18(b) of the Company Disclosure Schedule, being “Material Contracts”):

(i) Other than those contracts and agreements specified in clause (v) below, each contract, agreement, invoice, sales order and other arrangements, for the furnishing of goods or services by Holdings, the Company or a Subsidiary (other than relating to insurance coverage) or for the furnishing of goods or services to Holdings, the Company or a Subsidiary which: (A) involved consideration equal to or more than $200,000 in the twelve months prior to the date of this Agreement or (B) is likely to involve consideration of more than $200,000 in the aggregate during the calendar year ending December 31, 2013 or, to the Knowledge of Holdings or the Knowledge of the Company, in any twelve (12) month period thereafter;

(ii) contracts and agreements (other than relating to insurance customers, brokers or carriers) involving consideration equal to or more than $25,000 in the twelve months prior to the date of this Agreement that have a remaining term in excess of twelve (12) months and that cannot be cancelled or terminated by Holdings, the Company or a Subsidiary without cause by providing the counterparty with no more than ninety (90) days advance notice of termination;

(iii) all distributor, dealer, franchise, sales promotion, market research, marketing and advertising contracts and agreements to which Holdings or the Company or any Subsidiary is a party which: (A) involved consideration equal to or more than $25,000 in the twelve months prior to the date of this Agreement or (B) is likely to involve payment of more than $15,000 in the aggregate during the calendar year ending December 31, 2013 or, to the Knowledge of Holdings or, to the Knowledge of the Company, in any twelve (12) month period thereafter;

(iv) all employment contracts or agreements, management contracts and contracts with independent contractors or consultants (or similar arrangements, but excluding arrangements with co-brokers and sub-brokers not employed by Holdings, the Company or any Subsidiary) to which Holdings, the Company or any Subsidiary is a party, and which (i) provide for annual compensation in excess of $100,000, or (ii) are not cancellable without penalty or further payment in excess of $50,000;

(v) all contracts (including, without limitation, agency/broker agreements, contracts or arrangements whereby Holdings, the Company or a Subsidiary serves as a “third party administrator” for a client or insurance carrier, incentive compensation contracts overrides and similar arrangements) between the Company and its top ten (10) insurance carriers (as measured by commissions and fees, other than overrides and incentive compensation, recorded by the Company or a Subsidiary) on a consolidated group basis (including the parent company and all applicable operating subsidiaries) for each of the past two (2) completed fiscal years;

(vi) all contracts with each carrier participating in Holdings’, the Company’s and the Subsidiaries’ amateur sports, and golf and country club programs which govern the carrier’s participation in such programs;

(vii) all indentures, mortgages, promissory notes, loan agreements, guarantees or other contracts or agreements of Holdings or the Company or a Subsidiary for borrowing, or any pledge or security arrangement causing an Encumbrance to be placed on a material asset or group of assets (tangible or intangible);

(viii) all contracts and agreements that limit or purport to limit the ability of Holdings, the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(ix) all contracts relating to capital expenditures or other purchases of equipment or other assets or properties (other than purchase orders for inventory or supplies in the ordinary course of business) in excess of $150,000 individually, or $250,000 in the aggregate with respect to a series of the related purchases;

(x) other than those contracts and agreements specified in clause (iv) above, all contracts and agreements between or among Holdings, the Company or any Subsidiary, on the one hand, and any Stockholder, officer, director of Holdings, the Company or any Subsidiary or any Affiliate of Holdings or the Company, any Subsidiary or any Stockholder, officer or director of such Affiliate, on the other hand; and

(xi) all contracts pursuant to which, at any time since (A) January 1, 2012, Holdings, the Company or any Subsidiary settled any Action and either paid, or expected to pay, in the aggregate, any sum of money in excess of $5,000, or (B) January 1, 2008, that requires Holdings, the Company or any Subsidiary to take or not to take any action or involves any settlement other than the payment of money;

(xii) all contracts that establish a joint venture or partnership;

(xiii) all contracts that relate to the acquisition, merger or purchase, at any time since January 1, 2007, of any portion of the equity, assets or business of a third party by Holdings, the Company or any Subsidiary, except for purchases of assets in the ordinary course of business;

(xiv) all contracts that provide for payments (excluding commissions) based in any manner on the revenues or profits of Holdings, the Company or any Subsidiary, which are currently due but unpaid or that will become due and payable after the Effective Time;

(xv) all contracts that constitute a stockholders’ agreement, voting agreement, voting trust agreement, registration rights agreement or similar contract or agreement relating to the organization or management of Holdings, the Company or any of the Subsidiaries; and

(xvi) all other contracts and agreements, whether or not made in the ordinary course of business, the termination or cancellation of which would have a Material Adverse Effect.

For purposes of this Section 3.15 and Sections 3.17, 3.18 and 3.19, the term “lease” shall include any and all leases, subleases, other use and occupancy arrangements, sale/leaseback agreements or similar arrangements.

(b) Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, each Material Contract: (i) is valid and binding on the parties thereto and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except to the extent that any consents set forth in Section 3.06 of the Company Disclosure Schedule are not obtained, shall continue in full force and effect. True and complete copies of all Material Contracts, including any material amendments to such Material Contracts, have been furnished, or made available to Parent by means of a virtual data room, either in physical or electronic format.

(c) Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, (i) none of Holdings, the Company or any Subsidiary is in breach or default of any Material Contract and no event has occurred that, with passage of time or giving of notice, would constitute such a default, (ii) to the Knowledge of Holdings and to the Knowledge of the Company, no other party to any Material Contract is in breach thereof, or default thereunder, in any material respect, and no event has occurred that, with passage of time or giving of notice, would constitute such a default, and (iii) none of Holdings, the Company or the Subsidiaries have received any notice (oral or written) of termination, cancellation, breach or default under any Material Contract.

SECTION 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) all Patents and Patent applications, registered and unregistered Trademarks and Trademark applications, registered and unregistered Copyrights and Copyright applications, and domain names included in the Owned Intellectual Property, (ii) all IP Agreements, other than commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click wrap licenses that is not material to the business of the Company and the Subsidiaries, and (iii) other Owned Intellectual Property material to the business of the Company and its Subsidiaries.

(b) Holdings, the Company and the Subsidiaries own all right, title and interest in and to the Owned Intellectual Property, and have a valid license to use and have entered into agreements whereby it is permitted to use, the Licensed Intellectual Property in connection with its business. The Owned Intellectual Property and, to the Knowledge of Holdings and to the Knowledge of the Company, the Licensed Intellectual Property have not been adjudged invalid or unenforceable in whole or in part, and, to the Knowledge of Holdings and to the Knowledge of the Company, if registered, such registrations are valid and enforceable and have been duly maintained.

(c) To the Knowledge of Holdings and to the Knowledge of the Company, the use of the Owned Intellectual Property and the Licensed Intellectual Property and the conduct of Holdings’s, the Company’s and the Subsidiaries’ business as currently conducted does not infringe or misappropriate the Intellectual Property of any third party in any material respect and, except as disclosed in Section 3.16(c) of the Company Disclosure Schedule, no Action alleging any of the foregoing is pending, and no Claim has been asserted or, to the Knowledge of Holdings and to the Knowledge of the Company, threatened against Holdings, the Company or the Subsidiaries alleging any of the foregoing. To the Knowledge of Holdings and to the Knowledge of the Company, no Person is engaging in any activity that infringes the Owned Intellectual Property.

(d) Except as disclosed in Section 3.16(d) of the Company Disclosure Schedule, no Owned Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property.

(e) Holdings, the Company and the Subsidiaries have, in the ordinary course of business, taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential information of Holdings, the Company and the Subsidiaries.

(f) Each of Holdings, the Company and the Subsidiaries has instituted policies requiring each employee to execute proprietary information and confidentiality agreements substantially in the Company’s standard forms (as modified from time to time), the current and prior versions of which have been provided or made available to Parent and each current or former employee who is or was employed with the Company at any time on or after January 1, 2008, has executed such an agreement in the Company’s then-standard form.

(g) No open source software has been used to develop or create any software included in the Assets and no such software contains or is based in part on any open source software, in each case in a manner that would provide for any proprietary source code owned by Holdings, the Company or any Subsidiary to be disclosed, licensed, publicly distributed, or dedicated to the public.

SECTION 3.17 Real Property.

(a) Neither Holdings, the Company nor any Subsidiary owns any real property.

(b) Except as described in Sections 3.17(b) or 3.13(a) of the Company Disclosure Schedule, to the Knowledge of Holdings and to the Knowledge of the Company, the Leased Real Property is in material compliance with all Laws (including, without limitation, any building, planning or zoning law), and to the Knowledge of Holdings and to the Knowledge of the Company, Holdings, the Company and the Subsidiaries are not in material violation of any Law (including, without limitation, any building, planning or zoning law) relating to any of the Leased Real Property. Holdings, the Company and the Subsidiaries are in peaceful and undisturbed possession of each parcel of Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which it is currently being used. To the Knowledge of Holdings and to the Knowledge of the Company, all existing water, sewer, steam, gas, electricity, telephone, cable, fiber optic cable, Internet access and other utilities required for the construction, use, occupancy, operation and maintenance of the Leased Real Property are adequate for the conduct of the business of Holdings, the Company and the Subsidiaries as it has been and currently is conducted. Except as set forth in Section 3.17(c) of the Company Disclosure Schedule, Holdings, the Company and the Subsidiaries have not leased or subleased any parcel or any portion of any parcel of Leased Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement, nor has the Company assigned its interest under any lease or sublease listed in Section 3.17(c) of the Company Disclosure Schedule to any third party.

(c) Section 3.17(c) of the Company Disclosure Schedule sets forth a true and complete list of all leases and subleases relating to the Leased Real Property and any and all material ancillary documents (the “Ancillary Lease Documents”) pertaining thereto (including, but not limited to, all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof and all consents, including, without limitation, consents for alterations, assignments and sublets, documents recording variations, memoranda of lease, options, rights of expansion, extension, first refusal and first offer and evidence of commencement dates and expiration dates). With respect to each of such leases and subleases, except as otherwise set forth in Section 3.17(c) of the Company Disclosure Schedule, Holdings, the Company and the Subsidiaries have not exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise by a lessor or landlord of, any option, right of first offer or right of first refusal in effect granted to it in any such lease or sublease, including, without limitation, any such option or right pertaining to purchase, expansion, renewal, extension, recapture or relocation (collectively, “Real Estate Rights”).

(d) The Company has the full right to exercise any Real Estate Rights contained in the leases and subleases pertaining to the Leased Real Property on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such Real Estate Rights with respect thereto and, immediately after the Closing, all such Real Estate Rights shall remain available to the Company in accordance with their respective terms.

(e) Except as set forth in Section 3.17(e) of the Company Disclosure Schedule, none of Holdings, the Company or any Subsidiary has pledged, mortgaged or otherwise granted an Encumbrance, other than Permitted Encumbrances, in any Leased Real Property.

SECTION 3.18 Tangible Personal Property.

(a) Section 3.18(a) of the Company Disclosure Schedule lists each distinct group of equipment, furniture, fixtures, personalty, vehicles and other tangible personal property (the “Tangible Personal Property”) used in the business of Holdings, the Company and the Subsidiaries or owned or leased by Holdings, the Company or any Subsidiary.

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth a true and complete list of all leases and subleases for Tangible Personal Property and any and all material ancillary documents pertaining thereto (including, but not limited to, all amendments, consents and evidence of commencement dates and expiration dates).

(c) The Company or a Subsidiary has the full right to exercise any renewal options in effect granted to it in the leases and subleases pertaining to the Tangible Personal Property on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the use of each item of leased Tangible Personal Property for the full term of such renewal options.

SECTION 3.19 Assets.

(a) Holdings, the Company and the Subsidiaries own, lease or have the legal right to use all the properties and assets, including, without limitation, the Assets, the Owned Intellectual Property, the Licensed Intellectual Property, the IP Agreements, the Leased Real Property and the Tangible Personal Property, used in the conduct of its business or otherwise owned, leased or used by Holdings, the Company and the Subsidiaries. Holdings, the Company or a Subsidiary, as the case may be, has good and marketable title to all of its owned Assets and good, valid and subsisting leasehold interest in each of its leased Assets, in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(b) The Company and the Subsidiaries own, lease or have the legal right to use all the properties, assets and rights as are reasonably necessary in the continued conduct of the business of Holdings, the Company and its Subsidiaries immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing. Holdings, the Company and the Subsidiaries have caused the Assets (other than assets immaterial to the business of the Company and its Subsidiaries) to be maintained in accordance with good business practice, and all of such Assets are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they are used and intended.

SECTION 3.20 [Reserved.].

SECTION 3.21 Employees; Employee Benefit Plans.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof is a party to or bound by any collective bargaining agreement or other similar agreement, and there are no labor unions or other organizations representing, purporting to represent or attempting to represent any employees employed by the Company or any Subsidiary in their capacities as such. Within the past three (3) years, there has not occurred or, to the Knowledge of Holdings or to the Knowledge of the Company, been threatened any attempt by any labor union or other labor organization to organize any employees of the Company or the Subsidiaries, any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime, or other similar labor activity with respect to any employee of the Company or any Subsidiary, and to the Knowledge of Holdings and to the Knowledge of the Company, no event has occurred or circumstance exists that may provide the basis of any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime, employee union organizing or election activities, or other similar labor activity. Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, there are no pending, recently resolved (i.e., within the past three (3) years) or, to the to the Knowledge of Holdings or to the Knowledge of the Company, threatened material employment disputes, claims, investigations, hearings, audits, reviews, abatement programs, settlements, grievances, mediations, arbitrations, or complaints currently subject to any grievance procedure, arbitration, litigation, internal or external investigation, or any other proceeding against the Company or any of the Subsidiaries. The Company and each Subsidiary have complied in all material respects with all applicable Laws pertaining to the employment or termination of employment of its employees, including all such laws relating to classification of employees and independent contractors, equal employment opportunities, fair employment practices, civil rights, affirmative action, background checking, verification of employment eligibility, immigration, labor relations, occupational health and safety, the payment and withholding of taxes, maintenance of workers’ compensation insurance and unemployment tax registration, prohibited discrimination, wages, hours, and overtime, working conditions, employee leave, and other similar employment activities. The Company and each Subsidiary are not subject to any consent decree, injunction, or other form of court or Governmental Order relating to any employment practice or matter. The Company and the Subsidiaries have not, within the two (2) years prior to the date of this Agreement, taken any action that, alone or combined with any other action of the Company and the Subsidiaries, could reasonably be construed as a “plant closing” or “mass layoff” within the meaning of the WARN Act and any applicable state law, and Section 3.21(a) of the Company Disclosure Schedule identifies all employees who have been “laid off” within the meaning of the WARN Act or any applicable state law within the two (2) years prior to the date of this Agreement. Holdings has no, and has never had any, employees.

(b) Section 3.21(b) of the Company Disclosure Schedule lists each Employee Benefit Plan. With respect to each Employee Benefit Plan, the Company has provided or made available to Parent true and complete copies of: (i) such Employee Benefit Plan, if written, or a description of such Employee Benefit Plan, if not written, and (ii) to the extent applicable to such Employee Benefit Plan: all trust agreements, insurance contracts or other funding arrangements; the most recent three Forms 5500 required to have been filed with the Department of Labor and all schedules thereto and (if applicable) financial statements with attached opinions of independent accountants; the most recent IRS determination, advisory or opinion letter; all current employee handbooks or manuals; all current summary plan descriptions and summaries of material modifications; all material communications received from or sent to the IRS or the Department of Labor (including a written description of any oral communication) within the last three years and all Forms 5330 filed by the Company or any ERISA Affiliate, whether related to an Employee Benefit Plan or otherwise; and all amendments and modifications to any such document.

(c) Each Employee Benefit Plan has been operated and administered in compliance with its terms and has been established, operated and administered in compliance with all applicable Laws, including ERISA and the Code. All contributions and premiums required to have been paid by the Company and its ERISA Affiliates to or with respect to any Employee Benefit Plan under the terms of any such Employee Benefit Plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law have been paid within the time prescribed by any such Employee Benefit Plan, arrangement or applicable Law. None of the Company, any ERISA Affiliate, nor, to the Knowledge of Holdings or to the Knowledge of the Company, any Employee Benefit Plan fiduciary has, with respect to the Employee Benefit Plans, engaged in a breach of fiduciary duty or a non-exempt “prohibited transaction,” as such term is defined in Code §4975 or ERISA §406.

(d) In the case of each Employee Benefit Plan that is an “employee welfare benefit plan” as defined in §3(1) of ERISA, Section 3.21(d) of the Company Disclosure Schedule states whether such plan is (i) unfunded, (ii) funded through a “welfare benefit fund”, as such term is defined in Section 419(e) of the Code, or other funding mechanism or (iii) insured.

(e) All required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements, or accruals for all periods ending prior to or as of the Closing Date in respect of any Employee Benefit Plan shall have been made or properly accrued on the Reference Balance Sheet or will be properly accrued on the books and records of the Company and each ERISA Affiliate as of the Closing Date. To the extent required by generally accepted accounting principles, all unfunded liabilities in respect of any Employee Benefit Plan have been reflected on the Reference Balance Sheet or the books and records of the Company and each ERISA Affiliate. Neither the Company nor any ERISA Affiliate has any assets subject to (or expected to be subject to) a lien for unpaid contributions to any Employee Benefit Plan.

(f) There is no action, claim, complaint, investigation, petition, suit, or other proceeding pending or, to the Knowledge of Holdings or to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan or the assets of any Employee Benefit Plan (other than routine claims for benefits) and, to the Knowledge of Holdings or to the Knowledge of the Company, no facts or circumstances exist that reasonably could reasonably be expected to give rise to any such action, claim, complaint, investigation, petition, suit, or other proceeding or Liabilities in the event thereof.

(g) Each Employee Benefit Plan that is intended to be qualified under Code §401(a), and the trust (if any) forming a part thereof, has received a favorable determination letter (or an opinion or advisory letter on which it is entitled to rely) from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Code §501(a) and nothing has occurred since the date of such determination letter that could reasonably be expected to adversely affect such qualification or tax-exempt status. All amendments and actions required to bring each Employee Benefit Plan into conformity with applicable provisions of all applicable Laws, including ERISA and the Code, have been made or taken, except to the extent that such amendments or actions are not required by applicable Law to be made or taken until after the Closing Date.

(h) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code §409A(d)(1), excluding any grandfathered amounts which have not been materially modified for purposes of Code §409A) has been operated since January 1, 2005, in compliance with the applicable provisions of Code §409A, and since January 1, 2009 has been in documentary compliance with the applicable provisions of Code §409A; and neither the Company nor any ERISA Affiliate has been required to report any Taxes due as a result of a failure of an Employee Benefit Plan to comply with Code §409A. No Holdings Option has an exercise price that was less than the fair market value of Holdings Common Stock on the date of grant as determined under Code §409A or is otherwise in violation of Code §409A. Neither the Company and its ERISA Affiliates nor any current or former employee or independent contractor have incurred any Liabilities (including as a result of any indemnification, reimbursement, “gross-up” or similar obligation) arising out of or relating to Code §409A, and no condition exists that would reasonably be expected to subject such Person to any Liabilities (including as a result of any indemnification obligation) arising out of or relating to Code §409A.

(i) Except as otherwise set forth on Section 3.21(i) of the Company Disclosure Schedule, each of the Employee Benefit Plans can be terminated at any time in the sole discretion of the plan sponsor, without any additional contribution to such Employee Benefit Plan or the payment of any additional compensation or amount or acceleration of any benefits. Nothing under the provisions of an Employee Benefit Plan subject to Section 401(a), 403(a) or 403(b) of the Code prohibits the prompt distribution of all amounts under any such Employee Benefit Plan, provided that such Employee Benefit Plan is terminated by the plan sponsor prior to such distribution.

(j) No Employee Benefit Plan is, and neither the Company nor any ERISA Affiliate has within the last six (6) years contributed to or had any obligation to contribute to: (i) a “multiple employer plan” for purposes of §4063, §4064 or §4066 of ERISA, (ii) a “multiemployer plan” within the meaning of §3(37) or §4001(a)(3) of ERISA, (iii) a plan subject to Code §412 or §302 or Title IV of ERISA, or (iv) a “multiple employer welfare arrangement” as defined in §3(40) of ERISA. None of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any material Liabilities (including as a result of any indemnification obligation) under Title I or Title IV of ERISA for which the Company and its ERISA Affiliates could be liable, and, to the Knowledge of Holdings or to the Knowledge of the Company, no condition exists that would subject the Company and its ERISA Affiliates to any material Tax, fine, Encumbrance, or other Liabilities imposed by ERISA, the Code or other applicable Law.

(k) Except as set forth on Section 3.21(k) of the Company Disclosure Schedule, none of the Employee Benefit Plans, nor any trust created thereunder, now holds or has heretofore held as assets any stock or securities issued by the Company or any ERISA Affiliate.

(l) Except as set forth on Section 3.21(l) of the Company Disclosure Schedule, no current or former employee, officer, director or independent contractor of the Company and its ERISA Affiliates, or any dependent or beneficiary of any such Person, is or will become entitled to death or post-employment death, medical or health benefits or other welfare benefits (through insurance or otherwise) after such person’s retirement or other termination of employment other than coverage mandated by COBRA, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(m) To the Knowledge of Holdings or the Knowledge of the Company, no condition exists as a result of which the Company or any ERISA Affiliate could reasonably be expected to have any material Liabilities, including any obligations under the Employee Benefit Plans, with respect to any misclassification of a Person performing services for the Company or an ERISA Affiliate as an independent contractor or the employee of another entity rather than as an employee of the Company or an ERISA Affiliate.

(n) Except as set forth on Section 3.21(n) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or independent contractor of the Company and its ERISA Affiliates to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such individual or require any contributions or payments to fund any obligations under any Employee Benefit Plan. Any severance pay in respect to former employees of the Company and its ERISA Affiliates has been paid, or shall have been paid or accrued as a Liability, by the Company as of the Closing. The consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event or events) will not give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Code §280G.

(o) The Company and its ERISA Affiliates do not have any legally binding plan or commitment to create any additional Employee Benefit Plan or modify or change any existing Employee Benefit Plan that could be reasonably expected to result in material Liabilities to the Company and its ERISA Affiliates, except as may be required by applicable Law.

SECTION 3.22 Certain Interests.

(a) Except as set forth in Section 3.22(a) of the Company Disclosure Schedule, no Stockholder (excluding Stockholders that are natural persons and not currently employed by the Company (such excluded Stockholders being “Non-employee Stockholders”)), member, officer or director of Holdings, the Company, any Subsidiary or Management Group, and to the Knowledge of Holdings and to the Knowledge of the Company, no Non-employee Stockholder, employee or consultant of Holdings, the Company or any Subsidiary, or relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such stockholder, member, officer, director, employee or consultant:

(i) has any direct or indirect financial interest in any competitor or material supplier (as identified pursuant to Section 3.15(a)(i)) of Holdings, the Company or any Subsidiary; provided, however, that the ownership of securities representing no more than two percent (2%) of the outstanding voting power of any competitor or material supplier, and which are also listed on any national securities exchange, shall not be deemed to be a “financial interest” so long as the Person owning such securities has no other connection or relationship with such competitor or material supplier;

(ii) owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which Holdings, the Company or any Subsidiary uses in the conduct of the business of Holdings, the Company and its Subsidiaries or otherwise (other than an indirect interest in such property attributable to such Person’s ownership of equity interests in Holdings); or

(iii) has outstanding any indebtedness to the Company or any Subsidiary.

(b) Except as set forth in Section 3.22(b) of the Company Disclosure Schedule, neither Holdings, the Company nor any Subsidiary has any Liability to any officer, director, employee, consultant, member or stockholder of Holdings or the Company or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer, director, employee, consultant, member or stockholder, except for Liabilities arising from (i) employment arrangements with the Company’s employees or (ii) transactions entered into on an arm’s-length basis in the ordinary course of Holdings’, the Company’s and its Subsidiaries’ business, as set forth in Section 3.22(b) of the Company Disclosure Schedule. All of the arrangements set forth in Section 3.22(b) of the Company Disclosure Schedule under the heading, “Terminating as of the Effective Time” shall have terminated as of or contemporaneously with the Effective Time, and the Surviving Company, the Company and the Subsidiaries shall have no further Liability or obligation with respect to such arrangements after the Effective Time.

(c) Section 3.22(c) of the Company Disclosure Schedule contains a complete and correct list of all contracts and agreements between or among Holdings, the Company or any Subsidiary, on the one hand, and any stockholder, member, officer, manager or director of Holdings, the Company, any Subsidiary or Management Group, or any Affiliate thereof, on the other hand (other than any employment, noncompetition, confidentiality agreement executed by them in their capacity as an officer, director or employee of Holdings, the Company or any Subsidiary or any similar agreement executed by them that all other directors, officers and employees of Holdings, the Company and the Subsidiaries have also executed in such capacities).

SECTION 3.23 Taxes. Except as set forth in Section 3.23 of the Company Disclosure Schedule,

(a) Each of Holdings, the Company and the Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects. All material Taxes due and owing by Holdings or the Company or any of the Subsidiaries (whether or not shown as due and owing on any Tax Return) have been paid. None of Holdings or the Company or any of the Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been received from or, to the Knowledge of Holdings or to the Knowledge of the Company, made by a taxing authority in a jurisdiction where Holdings, the Company or any of the Subsidiaries does not file Tax Returns to the effect that Holdings, the Company or any of the Subsidiaries is or may be subject to taxation by that jurisdiction. Except for Permitted Encumbrances, there are no liens or security interests on any of the assets of any of Holdings or the Company or any of the Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) None of Holdings or the Company or any of the Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension currently is in effect.

(c) None of Holdings or the Company or any of the Subsidiaries has been a member of an Affiliated Group filing a consolidated Federal income tax return (other than an Affiliated Group the common parent of which is Holdings, or the Company).

(d) All tax sharing agreements or similar arrangements with respect to Holdings, the Company or any of the Subsidiaries shall be terminated with respect to such entities prior to the Closing Date.

(e) None of Holdings, the Company or any of its Subsidiaries has any liability for the Taxes of another person (other than Holdings, the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (excluding customary Tax indemnification provisions in contracts not primarily relating to Taxes) or otherwise.

(f) Each of Holdings, the Company and the Subsidiaries have timely withheld all material Taxes which it is required to withhold from payments to employees and other third parties and properly remitted such amounts to the appropriate taxing authorities, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(g) No audits, disputes, claims or other proceedings are pending, or to the Knowledge of Holdings and to the Knowledge of the Company, threatened in writing with regard to any material Taxes or Tax Returns of Holdings, the Company or any of the Subsidiaries.

(h) Each of Holdings, the Company and its Subsidiaries are not and have not been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Regulations Section 1.6011-4(b)(2).

(i) None of Holdings, the Company and the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting elected or adopted prior to the Closing for a taxable period (or portion thereof) ending on or prior to the Closing Date under Code Section 481(c); (B) “closing agreement,” as described in Code Section 7121 (or any corresponding provision of state, local, or non-U.S. income Tax law) entered into before the Closing; (C) intercompany transaction, as defined in Regulations Section 1.1502-13, or any excess loss account, as defined in Regulations

Section 1.1502-19, (or any corresponding provision of state, local or non-U.S. income Tax law) in each case arising prior to the Closing; (D) installment sale or open transaction made on or prior to the Closing; (E) prepaid amount received on or prior to the Closing; or (F) election made before the Closing under Code Section 108(i).

(j) Within the past three years, none of Holdings, the Company and the Subsidiaries has distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(k) None of Holdings, the Company and the Subsidiaries has received any letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(l) Schedule 3.23(l) sets forth as of the date hereof a true, correct and complete list of the federal adjusted tax bases as of December 31, 2012 of each asset valued at an amount equal to or more than $10,000 owned by Holdings, the Company and the Subsidiaries.

SECTION 3.24 Insurance. All material assets, properties and risks of Holdings, the Company and the Subsidiaries are, and for the past three (3) years have been, covered by valid and effective insurance policies or binders of insurance (including, without limitation, general liability insurance, property insurance and workers’ compensation insurance) issued in favor of Holdings or the Company, in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of Holdings, the Company and the Subsidiaries. Notwithstanding the foregoing, goodwill, which constitutes a substantial asset of the Company, is not covered by insurance. All of the insurance policies or binders of insurance of the Company that are currently in effect are set forth in Section 3.24 of the Company Disclosure Schedule. Such policies or binders (a) are in full force and effect, (b) are sufficient for compliance by Holdings and the Company and the Subsidiaries with all requirements of Law and all agreements to which it is a party and (c) will not be adversely be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. Neither Holdings nor the Company, and to the Knowledge of Holdings and to the Knowledge of the Company any other party to the insurance policies, is in default with respect to its obligations under any of such insurance policies or binders nor has Holdings or the Company received any written notification of cancellation of any such insurance policies or binders. No insurance carrier has declined to provide any coverage to Holdings or the Company and the Subsidiaries. Holdings and the Company have not, and to the Knowledge of Holdings and to the Knowledge of the Company no other party to the insurance policies has, repudiated any provision thereof. Section 3.24 of the Company Disclosure Schedule describes any self-insurance arrangements maintained by Holdings, the Company or any Subsidiary.

SECTION 3.25 Brokers. Except for Bank of America Merrill Lynch and Evercore Group L.L.C. or their respective Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Holdings, the Company or any Subsidiary.

SECTION 3.26 Customers; Producers. Section 3.26 of the Company Disclosure Schedule sets forth a true and correct list of all insurance brokerage or agency customers or broker or production sources producing in each case annual commissions, fees or other revenues of Fifty Thousand Dollars ($50,000) or more for any of the fiscal years 2010 through 2012, that has been lost by Holdings, the Company and the Subsidiaries during the period from January 1, 2012 through June 30, 2013. Except as described in Section 3.26 of the Company Disclosure Schedule, all insurance brokerage or agency business placed by the employees of Holdings, the Company and the Subsidiaries has been placed by them through and in the name of the Company or the Subsidiaries and all commissions on such business have been paid to and are the property of the Company and the Subsidiaries (including commissions on life insurance policies). Except as described in Section 3.26 of the Company Disclosure Schedule, to the Knowledge of Holdings, the Company and its Subsidiaries, none of the officers or inside producers presently employed by Holdings, the Company or the Subsidiaries have in the last six months stated an intention to terminate his or her employment with Holdings, the Company or the Subsidiaries or to work other than on a full-time basis in a manner that would lead a reasonable person to believe that the individual had an actual intent to terminate his or her employment with Holdings, the Company or the Subsidiaries or to work other than on a full-time basis in the twelve months following the Closing.

SECTION 3.27 No Other Representation by Parent and Merger Sub. Holdings and the Company acknowledge that none of Parent or Merger Sub or any of their respective Affiliates, officers, directors, employees, agents and representatives has made any representation or warranty, express or implied, as to Parent or Merger Sub or the accuracy or completeness of any information regarding Parent and Merger Sub furnished or made available to Holdings and the Company and its representatives, except as expressly set forth in the Acquisition Documents or the Parent Disclosure Schedule.

SECTION 3.28 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III or as otherwise set forth in this Agreement, neither Holdings nor the Company makes any representation or warranty, express or implied, at law or in equity, in respect of Holdings, the Company or any of its Subsidiaries, or any of their assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

SECTION 3.29 No Reliance. In connection with entering into this Agreement and each Ancillary Agreement, Holdings and the Company hereby represents that they are not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral) of Parent (or any representatives, agents or counsel thereof), other than the express representations and warranties made by Parent and Merger Sub in the Acquisition Documents or the Parent Disclosure Schedule.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants to Holdings, the Company and the Stockholders that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the Parent Disclosure Schedule accompanying this Agreement (the “Parent Disclosure Schedule”). The Parent Disclosure Schedule has been arranged in sections corresponding to the Sections of this Article IV. Each section of the Parent Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Parent Disclosure Schedule to the extent such disclosure is reasonably apparent on its face to apply to such other section or sections.

SECTION 4.01 Organization and Authority of Parent and Merger Sub. Parent is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except for those jurisdictions in which the failure to obtain such licensing or qualification would not result in a Material Adverse Effect. Each of Parent and Merger Sub has all necessary corporate or other entity power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will become a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and thereby. The execution and delivery of this Agreement (and the Ancillary Agreements to which it is or will become a party) by Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and thereby have been duly authorized by all requisite corporate or other entity action on the part of Parent and Merger Sub. This Agreement has been, and upon their execution the Ancillary Agreements to which Parent and Merger Sub is a party shall have been, duly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by Holdings and the Company) this Agreement constitutes and upon their execution the Ancillary Agreements to which Parent and/or Merger Sub is a party shall constitute legal, valid and binding obligations of Parent and Merger Sub, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

SECTION 4.02 Capitalization.

(a) As of the date of this Agreement (for the avoidance of doubt, before giving effect to the issuance and delivery of Parent Common Stock contemplated by Section 2.05(b)), the authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock (“Parent Preferred Stock”) and together with the Parent Common Stock, the “Parent Capital Stock”), of which approximately 127,700,000 shares of Parent Common Stock and no shares of Parent Preferred Stock are issued and outstanding as of June 30, 2013. All of such securities are validly issued, fully paid and nonassessable.

(b) All outstanding shares of Parent Common Stock have been issued and granted in compliance with all applicable securities laws and (in all material respects) other applicable laws and regulations. The shares of Parent Common Stock to be issued by Parent in connection with the Merger upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such shares of Parent Common Stock will be fully paid and nonassessable free and clear of all Encumbrances, other than Encumbrances imposed by applicable securities laws and any stock exchange on which the Parent Common stock is listed.

(c) The authorized and outstanding equity capital of Merger Sub consists of 1,000 units of limited liability company membership interests. Parent owns all of the outstanding equity capital of Merger Sub. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Merger Sub to issue, sell, or otherwise cause to become outstanding any of its equity capital, and there are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to Merger Sub.

SECTION 4.03 No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.04, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or similar organizational documents) of Parent or Merger Sub, (b) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to Parent or Merger Sub, or (c) conflict with, or result in any breach of, constitute a default (or even which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or arrangement to which Parent or Merger Sub is a party, which would adversely affect the ability of Parent or Merger Sub to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or by the Ancillary Agreements.

SECTION 4.04 Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party by Parent and Merger Sub do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority or other Person, except for compliance with and filings under the Hart-Scott-Rodino Act, or as described in Section 4.04 of the Parent Disclosure Schedule.

SECTION 4.05 SEC Filings; Financial Statements.

(a) The reports, registration statements and definitive proxy statements filed by Parent with the SEC, including any documents incorporated therein by reference since June 30, 2012 (the “Parent SEC Reports”) are publicly available from the SEC. All Parent SEC Reports required to be filed by Parent in the twelve (12) month period prior to the date of this Agreement were filed in a timely manner. As of their respective dates, the Parent SEC Reports: (i) were prepared in accordance with and complied with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, in each case in all material respects; and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Reports are accurate and complete and comply as to form and content with all applicable laws or rules of applicable governmental and regulatory authorities, in all material respects.

(b) Except as set forth in Schedule 4.05 of the Parent Disclosure Schedule, each set of financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing Date, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in such Parent SEC Reports or as permitted by Form 10-Q of the Exchange Act) and each fairly presents or will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to the limitation set forth in the notes thereto and were, are or will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Parent taken as a whole.

(c) Parent maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act, and such disclosure controls and procedures are designed to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

(d) To the Knowledge of Parent, Parent’s Accountants have at all required times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) with respect to Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

SECTION 4.06 Litigation. No Action by or against Parent or Merger Sub is pending or, to the Knowledge of Parent, threatened which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transaction contemplated by this Agreement or thereby or could reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor Merger Sub is subject to any Governmental Order (nor, to the Knowledge of Parent, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated by this Agreement or thereby or could reasonably be expected to have a Material Adverse Effect on Parent.

SECTION 4.07 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.08 Absence of Undisclosed Liabilities. Parent has no Liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports that are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) Liabilities provided for in or otherwise disclosed in publicly available Parent SEC Reports filed and made publicly available at least two Business Days prior to the date hereof and (ii) Liabilities incurred since March 31, 2013 in the ordinary course of business, in each case, none of which would reasonably be expected to have a Material Adverse Effect on Parent. Parent is not and has not been a party to any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(a)(iv) of Regulation S-K under the Exchange Act).

SECTION 4.09 Absence of Certain Changes, Events and Conditions. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since March 31, 2013, there has neither been, nor has Parent agreed to: (i) any Material Adverse Effect on Parent, (ii) any split, combination or reclassification of any of Parent’s capital stock, (iii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (iv) any change in the auditors of Parent, or (v) any material revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of material assets of Parent, other than in the ordinary course of business or as otherwise would not reasonably be expected to have a Material Adverse Effect on Parent.

SECTION 4.10 Compliance with Laws; Permits. Except as set forth in Section 4.10 of the Parent Disclosure Schedule or as would not reasonably be expected to cause a Material Adverse Effect on Parent, Parent has conducted and continues to conduct its business in compliance with all Laws and Governmental Orders applicable to it or any of its business, properties or assets, and Parent is not in violation, and after giving effect to the transactions contemplated hereby (including pursuant to Section 11.03), will not be in violation, of any such Law or Governmental Order.

SECTION 4.11 Listing of Securities. The Parent Common Stock is listed for trading on the New York Stock Exchange. There is no action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by the New York Stock Exchange or the Financial Industry Regulatory Authority with respect to any intention by either of such organizations to prohibit or terminate the listing of Parent Common Stock on the New York Stock Exchange.

SECTION 4.12 No Reliance. In connection with entering into this Agreement and each Ancillary Agreement, Parent hereby represents that: Parent is not relying (for purposes of entering into this Agreement or otherwise) upon any advice, counsel or representations (whether written or oral) of the Stockholders’ Representative, Holdings or the Company (or any representatives, agents or counsel thereof), other than the express representations and warranties made by Holdings or the Company in the Acquisition Documents.

SECTION 4.13 Disclaimer Regarding Projections. In connection with Parent’s investigation of Holdings and the Company, Parent has received from Holdings and/or the Company and their respective representatives, certain projections, estimates and other forecasts and certain business plan information. Without limiting the provisions of this Agreement or waiving any of its rights under the provisions of this Agreement or at Law or in equity, Parent acknowledges that there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, estimates and other forecasts and plans so furnished to it, and any use of or reliance by Parent on such projections, estimates and other forecasts and plans shall be at its sole risk. Without limiting the provisions of this Agreement or waiving any of its rights under the provisions of this Agreement or at Law or in equity, Parent acknowledges, agrees and confirms that Holdings, the Company and each of their respective Affiliates, officers, directors, employees, agents and representatives, do not make, have not made nor shall be deemed to have made any representation or warranty to Parent, express or implied, at law or in equity, with respect to such projections, estimates, forecasts or plans.

SECTION 4.14 Representations Relating to Qualification of the Merger as a Reorganization.

(a) Parent is not an “investment company” as defined in Section 368(a)(2)(F)(iii) of the Code;

(b) Merger Sub has been, at all times since its formation, wholly owned by Parent and Parent has made no election to treat Merger Sub as a corporation for federal income tax purposes;

(c) Parent has no present plan or intention, to cause the Surviving Company to issue any additional limited liability company interests following the Merger in a manner that would cause the Merger to fail to be treated as a reorganization under Section 368 of the Code;

(d) Neither Parent nor any Person related to Parent as defined under Regulations section 1.368-1(e)(4) plans or intends to reacquire any of the Parent Common Stock issued in the Merger;

(e) Parent has no plan or intention to sell or otherwise dispose of any of the assets Parent acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or Regulations section 1.368-2(k), or transfers to members of Parent’s “qualified group” (as defined in Regulation section 1.368-1(d)(4)) who will continue the historic business of Holdings, the Company and its Subsidiaries or use a significant portion of the historic business assets of Holdings, the Company and its Subsidiaries in a business, within the meaning of Regulation section 1.368-1(d); and

SECTION 4.15 No Additional Representations. Parent acknowledges that none of the Stockholders’ Representative, Holdings, the Company or each of their respective Affiliates, officers, directors, employees, agents and representatives has made any representation or warranty, expressed or implied, as to Holdings or the Company or the accuracy or completeness of any information regarding Holdings or the Company furnished or made available to Parent and its representatives, except as expressly set forth in the Acquisition Documents or the Company Disclosure Schedule.

SECTION 4.16 Disclaimer of Representations and Warranties. Except as expressly set forth in this Article IV or as otherwise set forth in this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, in respect of Parent, Merger Sub or any of their respective Affiliates, or any of their assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Non-Competition; Non-Solicitation.

(a) During the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, neither Evercore Capital II nor its parent, Evercore Inc., will (i) enter into or engage, directly or indirectly, in the Insurance Business in competition with Holdings, the Company, any Subsidiary or the Surviving Company in the geographic region in which Holdings, the Company, any Subsidiary or the Surviving Company engages in the Insurance Business at any time during such five-year restricted period, (ii) solicit, accept or transact any Insurance Business with or from any Person who at any time during the one (1) year period immediately preceding the date of any such activity was a customer of Holdings, the Company, any Subsidiary or the Surviving Company, or (iii) solicit or hire any Person who at any time during the one (1) year period immediately preceding the date of any such activity is or was an employee of Holdings, the Company, any Subsidiary or the Surviving Company.

(b) Evercore Capital II and Evercore Inc. agree they will maintain the insurance coverage as evidenced under policies currently in place (including policies held by portfolio companies of Evercore Capital II) through the Company and/or Parent, as set forth in Schedule 5.01(b), for at least three (3) years after Closing (or for such shorter period in respect to policies held by Evercore Capital II portfolio companies once they are no longer controlled by Evercore Capital II); provided, however, that such policies continue to be serviced by the Company and/or Parent at a level at least commensurate with the quality of service provided as at the Closing Date in the good faith determination of the General Partner of Evercore Capital II or senior management of Evercore Inc., as the case may be.

(c) Each Person to which this Section 5.01 applies acknowledges that the covenants set forth in this Section 5.01 are an essential element of this Agreement and that, but for such Person’s agreement to comply with these covenants, Parent would not have entered into this Agreement.

(d) Notwithstanding anything to the contrary set forth herein, and for the avoidance of doubt, none of AEA Mezzanine Fund LP, Madison Capital Funding Co-Investment Fund LP (Series 2008) or Chase Capital Corporation, or any of their respective Affiliates, shall be deemed to be a Person subject to the covenants contained in this Section 5.01.

SECTION 5.02 Pay-Off Letters; Use of Proceeds. At or prior to the Closing, Holdings and the Company shall obtain from each bank, trust company, lender or other Person holding Funded Indebtedness owing by either Holdings, the Company or any Subsidiary to any such Person, whether pursuant to a Credit Document or otherwise, payoff letters in respect of all such Funded Indebtedness, in form and substance reasonably acceptable to Parent, together with all releases (in recordable form, if applicable), UCC-3 termination statements (in recordable form) and any other evidence as is necessary to terminate all Encumbrances in connection with such Funded Indebtedness, as is reasonably acceptable to Parent. At the Closing, as provided in Section 2.05(a), Holdings shall direct Parent to indefeasibly pay in full the aggregate amount of all Funded Indebtedness owed by Holdings, the Company and the Subsidiaries, including any Funded Indebtedness encumbering any Assets, to any bank, trust company, lender or any other Person, whether pursuant to a Credit Document or otherwise.

SECTION 5.03 Insurance. Effective on or prior to the Closing, Holdings shall obtain, at its expense, tail insurance coverage (or an extended reporting endorsement) for the existing Errors and Omissions, Directors and Officers, Fiduciary and Employment Practices Liability coverage with respect to actions and omissions occurring prior to and on the Closing Date that runs, in each case, for three (3) years after the Closing Date; provided, that, Parent shall be named as an additional insured under such policies, and Parent shall assume any current or potential obligations or liabilities incurred in respect to claims arising under such liability policies, subject to Parent’s rights to indemnification under Article VIII. In the event Parent desires to extend the term of any of such liability coverage beyond three (3) years after the Closing Date, Parent shall pay any additional premium attributable to such extended term. The provisions of this Section 5.03 are intended to be for the benefit of, and will be enforceable by, each Person covered under any such policy, his or her heirs and his or her representatives, and shall be binding on all successors and assigns of Parent.

SECTION 5.04 Indemnification. Parent agrees that, to the maximum extent permitted by the laws of the State of Delaware, all rights to indemnification, including the advancement of expenses, for acts or omissions occurring prior to the Closing Date now existing in favor of each person who is now, or has been at any time prior to the date hereof, a director or officer of Holdings, or the Company or any Subsidiary, as provided in Holdings’ and the Company’s existing organization documents, will survive the Closing and will continue in full force and effect in accordance with their respective terms, and Parent will, and will cause the Surviving Company and the Company to, honor such indemnity obligations; provided, however, that this Section 5.04 shall not override, create circularity, or otherwise impair a Parent Indemnified Party’s right to seek indemnification in accordance with Article VIII.

SECTION 5.05 Litigation Support. In the event, and for so long as, any Party actively is contesting or defending against any Action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Holdings or the Company, each of the other Parties shall cooperate with such Party and such Party’s counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article VIII).

SECTION 5.06 Employee Benefits.

(a) For all purposes under any employee benefit plans of Parent or an Affiliate of Parent in which any individuals who are employees of the Company (including, but not limited to, employees who are not actively at work on account of illness, disability or leave of absence consistent with policies, practices and procedures of the Company) on the Closing Date (the “Continuing Employees”)) may participate following the Closing (such plans of Parent or one or more of its Affiliates, collectively, “Parent Plans”), each Continuing Employee shall be credited with his or her years of service with the Company or its Subsidiaries before the Closing for eligibility and vesting purposes (but not benefit accrual), to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under the comparable Employee Benefit Plan, except to the extent necessary to prevent duplication of benefits. Any and all pre-existing condition limitations and eligibility waiting periods under any Parent Plan which is an employee welfare benefit plan in which Continuing Employees may participate following the Closing shall be waived with respect to the Continuing Employees and their eligible dependents to the extent such limitations did not apply or were satisfied under the applicable Employee Benefit Plan. The Continuing Employees shall be given credit for amounts paid under any plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of an analogous Parent Plan. Notwithstanding the foregoing, in lieu of participating in Parent Plans following the Closing, the Continuing Employees (at the sole discretion of the Parent) may be permitted to continue to participate in one or more Employee Benefit Plans.

(b) Notwithstanding anything in this Agreement to the contrary, prior to Closing, Holdings, the Company and the Subsidiaries, as applicable, shall terminate the Bollinger, Inc. 401(k) Plan (the “401(k) Plan”), the Bollinger Inc. Employee Stock Ownership Plan (the “ESOP”), to the extent not already terminated, and any other Employee Benefit Plan intended to be qualified under Code §401(a) or §403(a). Upon termination of the plans under this Section 5.06(b), Holdings, the Company and the Subsidiaries shall provide all notices, in form and substance acceptable to Parent, required to file a determination letter with the IRS pursuant to Section 5.06(b) (“Plan Termination Notices”). To the extent that there are 401(k) Plan participant loans which Parent will allow to be rolled over to a Parent Plan, the Company will take such actions as are reasonably necessary to ensure that such loans will not default as a result of the transaction or plan termination if the participant makes a timely rollover election. Any such rollover shall be subject to such administrative rules and procedures as may be mutually agreeable, the good standing of the loan at the time of rollover, the terms of the plans and receipt of a timely participant election.

(c) Pursuant to Section 12.1 of the Arthur J. Gallagher & Co. Employees’ 401(k) Savings and Thrift Plan (the “Gallagher 401(k) Plan”), the Merger Sub, the Company and its acquired Subsidiaries, in each case for the post-Closing period during which it has U.S. employees, will automatically be deemed to have adopted the Gallagher 401(k) Plan in connection with the transaction contemplated by this Agreement, subject to the Gallagher 401(k) Plan’s terms regarding eligibility and timing of enrollment.

(d) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment to any particular employee benefit plan of Parent, the Company or any ERISA Affiliate, (ii) obligate Parent, the Company or any of their ERISA Affiliates to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee, (iii) prevent Parent, the Company or any of their ERISA Affiliates from amending or terminating any benefit plan or arrangement, or (iv) give any third party the right to enforce any of the provisions of this Agreement.

SECTION 5.07 Direct Bill Receivables. As soon as practicable after the Closing, Parent and the Stockholders’ Representative (or its designated representative) jointly will review the process to be employed for the reconciliation of cash to be received from Direct Bill Companies following the Closing. The documentation and records reasonably necessary to confirm Parent’s collection of the Direct Bill Receivable amount shall be available for inspection and review by the Stockholders’ Representative (and its designated consultants and advisors) during Parent’s normal business hours following the Closing Date upon reasonable advance notice to Parent. Stockholders’ Representative agrees that it and its representatives will not unreasonably disrupt Parent’s and its Affiliates operations during any such inspection.

SECTION 5.08 Employee Bonus Payments; Vacation Pay.

(a) Parent agrees to establish a retention bonus pool at the Closing for those Persons employed by the Company and listed in Schedule 5.08(a) who shall receive the payments set forth opposite their respective names in Schedule 5.08(a) promptly following the 30 month anniversary of the Closing Date (the “Bonus Payment Date”) provided such individuals are employed by Parent or the Surviving Company on such date. Parent agrees that, in the event less than $1,000,000 is paid out from such retention bonus pool to the Persons listed in Schedule 5.08(a), Parent shall promptly pay the Bonus Shortfall Amount (as defined below); such amount to be allocated between and paid to (i) the Stockholders’ Representative, for the benefit of the Stockholders pursuant to their respective Allocable Portions (or, in the event that any such Stockholder shall have not complied with the procedures set forth in Section 2.07, such Stockholder’s Allocable Portion shall instead be treated in accordance with Section 2.07) and (ii) the Company (for payment to the Option Holders through the Company payroll in accordance with Section 2.13). For purposes of this Section 5.08, the “Bonus Shortfall Amount” shall be determined by subtracting (x) an amount equal to fifty percent (50%) of the total amount paid by Parent from the retention bonus pool to the Persons listed in Schedule 5.08(a) from (y) $500,000. Any calculations under this Section 5.08(a) with respect to payments to be made hereunder shall be subject to the reasonable approval of the Stockholders’ Representative.

(b) On or before (as determined by Parent) August 23, 2013, Holdings and Parent agree that an aggregate amount equal to $904,167.00 (representing 7/12 of the amount set forth as a reserve on the Reference Date Balance Sheet for the projected payments under the Company discretionary employee bonus plan in respect to the year ending December 31, 2013)

(the “2013 Interim Bonus”) shall be paid to and shall be allocated among those Persons who meet the requirements to receive such bonus payments under the Company’s discretionary employee bonus program, subject to the discretion of and in such amounts as may be determined by Parent in consultation with the present senior management of the Company.

(c) Holdings and Parent agree that at least the amount set forth as a reserve on the Reference Date Balance Sheet for the projected payments under the unused vacation benefit policy of the Company in respect to the year ending December 31, 2013 (less any vacation so used) shall be paid to those Persons employed by the Company and eligible therefor; such payments are to be made promptly following December 31, 2013 in accordance with eligibility and other requirements pursuant to Company policy in effect immediately prior to the Closing, subject to the discretion of present senior management of the Company.

SECTION 5.09 Further Action.

(a) Each of the Parties hereto shall, at the request of any other Party, do and perform or cause to be done and performed all such further acts and furnish, execute and deliver such other documents, instruments, certificates, notices or other further assurances as the requesting Party may reasonably request, from time to time, and use all commercially reasonable efforts to consummate the transactions contemplated by this Agreement.

(b) Holdings agrees to cause the Stockholders who hold shares of Voting Preferred and Series A Preferred to take all actions necessary or appropriate under the applicable provisions of the Holdings Charter to approve and/or consent to the conversion of all issued and outstanding shares of Voting Preferred, Series A Preferred and Non-Voting Preferred to shares of Holdings Common Stock, effective at and as of the Closing.

(c) Management Group shall use all commercially reasonable efforts to obtain and deliver to Parent at Closing those Management Group Member’s Guaranty Agreements executed by the unit holders of Management Group; provided, that, Management Group agrees it will hold and not distribute Merger Consideration (either in cash or shares of Parent Common Stock) to a unit holder until the earlier of (i) such time as that unit holder has executed and delivered a Management Group Member’s Guaranty Agreement, or (ii) the Business Day immediately following the Escrow Release Date (as defined in the Escrow Agreement); provided, further, that a positive amount of Escrow Funds was distributed to the Stockholders’ Representative on the Escrow Release Date and there are no outstanding, unresolved or unsatisfied claims among Parent (or any of the Parent Indemnified Parties) and the Stockholders and Option Holders on the Escrow Release Date. In the case of any unit holder of Management Group which is an Individual Retirement Account, such Management Group Member’s Guaranty Agreement shall be required from the natural person who is the owner and/or beneficiary of such Individual Retirement Account.

SECTION 5.10 Treatment as a Reorganization.

(a) Each of Parent, Holdings, the Surviving Company and each Stockholder shall not take, and shall not cause or permit any Affiliate to take or cause to be taken, any action prior to or following the Merger that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the regulations thereunder.

(b) Following the Merger, Parent (through one or more subsidiaries) will continue the historic business of Holdings, the Company and its Subsidiaries or use a significant portion of the historic business assets in a business as required by Section 368 of the Code and the Regulations thereunder.

SECTION 5.11 Termination of Affiliate Transactions. Except as set forth in Schedule 5.11, Holdings shall cause all contracts and agreements between or among Holdings, the Company or any Subsidiary, on the one hand, and any stockholder, member, officer, director or manager of Holdings, the Company, any Subsidiary or Management Group, or any Affiliate of Holdings, the Company, any Subsidiary or the Management Group, or any stockholder, member, officer, director or manager of such Affiliate, on the other hand (collectively, “Affiliate Transactions”), to be terminated.

ARTICLE VI

TAX MATTERS

SECTION 6.01 Tax Indemnity.

(a) Each Stockholder and each Option Holder shall severally (in accordance with, and to the extent of, the Stockholders’ respective Allocable Portions, and the Option Holders’ respective portions as determined under Section 2.13), and not jointly, indemnify, defend and hold harmless each of Holdings, the Surviving Company, the Company and its Subsidiaries, and Parent and its Affiliates from and against: (a) the breach of any representation or warranty by Holdings or the Company in Section 3.23, (b) any and all Taxes (or the non-payment thereof) of Holdings, the Company and the Subsidiaries for all taxable periods ending on or before the Closing Date, and the portion through the end of the Closing Date for any taxable period that begins before and ends after the Closing Date (the “Pre-Closing Tax Periods”), (c) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Holdings, the Company or its Subsidiaries (or any predecessor of Holdings, the Company or the Subsidiaries) is or was a member on or prior to the Closing Date (other than any such group of which Holdings, the Company or any of its Subsidiaries becomes a member on the Closing Date) pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local or foreign law or regulation, (d) any and all Taxes of any Person (other than Holdings, the Company or any of the Subsidiaries and their respective predecessors) imposed on Holdings, the Company or the Subsidiaries as a transferee or successor, by contract (excluding customary Tax indemnification provisions in contracts not primarily relating to Taxes) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before Closing; and (e) any and all Taxes arising out of or resulting from any non-performance or breach by Stockholders’ Representative of any covenant or agreement of Stockholders or Stockholders’ Representative set forth in Section 5.10 or in this Article VI; provided that each Stockholder and each Option Holder shall have no obligation to indemnify and hold harmless Holdings, the Surviving Company, the Company or any of its Subsidiaries, or Parent or any of its Affiliates against any Adverse Consequences consisting of, or relating to,

Taxes resulting from (x) any transaction occurring on the Closing Date after the Closing outside the ordinary course of business, or (y) that result from the breach by Parent or Merger Sub of any representation or warranty in Section 4.14 or the non-performance or breach by Parent or Surviving Company of any covenant or agreement of Parent or Surviving Company set forth in Section 5.10 or in this Article VI and provided further, that clauses (a), (b), (c), (d) and (e) shall not apply to the extent that such Taxes do not exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the calculation of Estimated Net Working Capital or Final Net Working Capital. Parent shall indemnify and hold harmless the Stockholders’ Representative and each Stockholder Indemnified Party from and against any and all Taxes and other Adverse Consequences arising out of or resulting from any breach by Parent of any representation or warranty in Section 4.14 or the non-performance or breach by Parent or Surviving Company of any covenant or agreement of Parent or Surviving Company set forth in Section 5.10 or in this Article VI.

(b) In the case of any taxable period that begins before and ends after the Closing Date (a “Straddle Period”), the amount of any Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Holdings, the Company and its subsidiaries holds a beneficial interest shall be deemed to terminate at such time); provided, however, real and personal property Taxes (which are not based on income) shall be determined by reference to the relative number of days in the pre-Closing and post-Closing portions of such Straddle Period. For the avoidance of doubt, the parties hereto further understand and agree that any tax deduction attributable to the payment of any Option Cancellation Payments or Transaction Expenses on or before the Closing Date will be reported and treated as properly allocable to the pre-Closing portion of any Straddle Period of Holdings, the Company or any of its Subsidiaries for income tax purposes.

SECTION 6.02 Tax Return Filing.

(a) Parent shall prepare and timely file all Tax Returns of Holdings, Surviving Company, the Company and its Subsidiaries for any Straddle Period which Tax Returns shall be prepared in a manner consistent with past practices to the extent consistent with applicable Law, except as otherwise expressly provided in this Agreement. The Stockholders’ Representative shall have a reasonable opportunity to review all such Tax Returns prior to filing and Parent shall make such revisions as are reasonably requested by Stockholders’ Representative. The Stockholders shall pay to Parent, not later than five (5) Business Days prior to the due date of such Tax Returns (including extensions), the amount of Taxes shown due and payable which is attributable to the Pre-Closing Tax Period determined in a manner consistent with Section 6.01(b) of this Agreement, except to the extent that estimated Tax payments have been made with respect to such Taxes prior to the Closing Date and except to the extent that such Taxes are included in the calculation of Estimated Net Working Capital or Final Net Working Capital. Parent shall timely pay and discharge all Taxes shown to be due and payable on such Tax Returns before the same shall become delinquent and before penalties accrue thereon. The Stockholders’ Representative shall prepare and timely file all Tax Returns of Holdings, the Company and its Subsidiaries for all Pre-Closing Tax Periods (excluding Tax Returns for any Straddle Periods) including the final consolidated U.S. Federal income Tax Return for the affiliated group of corporations of which Holdings is the common parent for the Tax period beginning before and ending on the Closing Date. Parent shall provide Stockholders’ Representative with any required powers of attorney or other similar authorization to ensure that Stockholders’ Representative can timely file all such Tax Returns. Each such Tax Return shall be prepared on a basis consistent with past practices to the extent consistent with applicable Law, except as otherwise expressly provided in this Agreement. Parent shall have a reasonable opportunity to review all such Tax Returns. No later than five (5) Business Days prior to the due date of any such Tax Return (including extensions), the Stockholders shall pay to Parent the amount of Taxes shown to be due and payable on such pre-Closing period Tax Returns, except to the extent estimated Tax payments have been made with respect to such Taxes prior to the Closing Date and except to the extent that such Taxes are included in the calculation of Estimated Working Capital or Final Net Working Capital. Parent shall timely pay and discharge all Taxes shown to be due and payable on such Tax Returns before the same shall become delinquent and before penalties accrue thereon. For the avoidance of doubt, the Parties intend that the Company and its Subsidiaries will become members of Parent’s consolidated Tax group upon the consummation of the Merger and, as a result of the Merger, the Tax period of Holdings and the Company and its Subsidiaries beginning before the Closing Date will end for Federal income Tax purposes on the Closing Date. The Parties agree that the Federal income Tax Return of the Company and its Subsidiaries for such Tax period shall be prepared in accordance with Treasury Regulation section 1.1502-76(b)(1)(ii) and that all items of loss and expense deductions resulting from or attributable to the Option Cancellation Payments and to the extent properly deductible, the Transaction Expenses shall be included as deductions on the income Tax Return of Holdings and the Company for such Tax period. In the event that the calculation of income Tax for a taxable period ending on the Closing Date results in a net loss (taking into account the deductions for the Option Cancellation Payments and all Transaction Expenses paid on or prior to the Closing Date as per Treasury Regulations Section 1.1502-76), then Holdings and the Company and its Subsidiaries shall, if possible, carry back the net loss to prior years in order to generate a Tax refund, credit or offset against Tax for the Stockholders’ benefit. To the extent any such net loss (or a portion thereof) generates a Tax refund, credit or offset against current Tax attributable to the Pre-Closing Tax Period of any Straddle Period as determined in accordance with Section 6.01(b), the Stockholders shall be entitled to the benefit of any such Tax refund, credit or offset against Tax. Furthermore, for the avoidance of doubt, the Parties hereto agree (i) that no election to waive any carryback of net operating losses under Code section 172(b)(3) shall be made on any Tax Return of Holdings or the Company or any of its Subsidiaries filed in respect of a taxable period (or portion thereof) ending on or before the Closing Date, (ii) that none of the Parties (or their respective Affiliates) shall make a ratable allocation election under Treasury Regulation Section 1.1502-76(b)(2) or any analogous provision of state, local or foreign Law, and (iii) in accordance with Treasury Regulation Section 1.1502-76 and any analogous provision of state, local or foreign Law, any Tax imposed with respect to an extraordinary transaction that Parent or any of its Affiliates (including, after the Closing, the Surviving Company and the Company and its Subsidiaries) causes to occur on the Closing Date after the Closing shall be allocated to the taxable period (or portion thereof) beginning after the Closing Date. None of the Parties nor any of their Affiliates shall take any position on an applicable income Tax Return that is inconsistent with the treatment of the Merger as a merger of Holdings into Parent that constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Subject to the foregoing provisions of this Section 6.02(a), the

Tax Returns referred to in this Section 6.02(a) shall be prepared in a manner consistent with past practice, unless a contrary treatment is required by an intervening change in the applicable law. An exact copy of any such Tax Return filed by Parent or the Stockholders and evidence of payment of such Taxes shall be provided to the Stockholders’ Representative or Parent, as applicable, no later than ten (10) Business Days after such Tax Return is filed.

(b) Notwithstanding anything to the contrary in this Agreement, Parent shall not, and shall not cause or permit any of its Affiliates to, file any amended Tax Return relating to Holdings, the Company or its Subsidiaries (or otherwise change any Tax Return) or make an election with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date without prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld. To the extent that amounts are available in the Escrow Fund therefor, the Stockholders’ Representative and Parent shall cause any payments required to be paid by the Stockholders pursuant to Section 6.02(a) or Section 6.02(b) to be paid by executing and delivering to the Escrow Agent joint written instructions as required by the Escrow Agreement directing the Escrow Agent to disburse and/or transfer such amounts from the Escrow Fund to Holdings. Anything contained in this Agreement to the contrary notwithstanding, all payments to be made by the Stockholders under Section 6.01(a) shall be deemed adjustments to the Merger Consideration.

(c) Refunds. Any refunds of the Taxes of Holdings, the Surviving Company, the Company and its Subsidiaries plus any interest received with respect thereto from the applicable taxing authorities for any pre-Closing period (including any pre-Closing portion of a Straddle Period) (including, without limitation, refunds arising from amended Tax Returns filed after the Closing Date) shall be for the account of the Stockholders and Option Holders, and, if received by Parent, the Surviving Company, the Company or any of its Subsidiaries, Parent shall pay the amount of any such refund (net of any income Taxes of Parent and its Affiliates, Holdings, the Company and its Subsidiaries attributable to such refund) to the Stockholders and the Option Holders (in accordance with Section 2.13) within ten (10) calendar days after Parent, the Surviving Company, the Company or any of its Subsidiaries receives such refund. All such refunds shall be claimed in cash rather than as a credit or offset against Tax liabilities. Parent agrees that it will not elect, and will cause the Surviving Company, the Company and its Subsidiaries to not elect, to carry back losses from post-closing periods to pre-closing periods. Any refunds or credits of Taxes of Holdings, the Surviving Company, the Company or any of its Subsidiaries for any Straddle Period shall be apportioned between the Stockholders and Parent in the same manner as the liability for such Taxes is apportioned pursuant to Section 6.01(b).

(d) Cooperation. The Stockholders’ Representative, on behalf of the Stockholders, and Parent agree to furnish or cause to be furnished to each other, and upon request, as promptly as practicable, such information and assistance (including access to books and records) as is reasonably necessary for preparation, filing, or review of any Tax Return, claim for refund or audit, and the prosecution or defense of any claim, suit or proceeding relating to Holdings’, the Company’s and its Subsidiaries’ Tax liability. The requesting party shall bear all out-of-pocket costs and expenses incurred by the other party hereto in providing such assistance. In furtherance of the covenants and agreements contained in Section 11.11 hereof, Parent and the Surviving Company agree (a) to retain all books and records in their possession with respect to Tax matters pertinent to Holdings, the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the period during which a claim could be made by Parent or the Surviving Company with respect to any Tax liability related to such period, and (b) to give the Stockholder Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Stockholder Representative so requests, Parent and the Surviving Company shall allow the Stockholder Representative to take possession of such books and records.

(e) Tax Benefits Attributable to Payments of 2013 Interim Bonus, and Payments to Option Holders. In the event that (i) any payments to Persons of the 2013 Interim Bonus pursuant to Section 5.08(b), or (ii) any payments to Option Holders pursuant to this Agreement, are properly reportable as deductions by Parent, the Surviving Company, or the Company or any of their respective Affiliates in a Tax period (or portion thereof) after the Closing Date, Parent shall pay to the Stockholders’ Representative (for payment to the Stockholders pro rata in accordance with each Stockholder’s Allocable Portion) and to the Company (for payment to the Option Holders through the Company’s payroll in accordance with Section 2.13) an amount of cash equal to the amount of the related tax benefits realized by Parent or any other such entity with respect to such payments of the 2013 Interim Bonus, or payments to Option Holders, with such payment by Parent to be made within five (5) Business Days following the date when any such tax benefits are actually realized. The amount of such tax benefits shall mean any increase in refund or credit for Taxes received or any reduction in the amount of Taxes payable on account of payments of the 2013 Interim Bonus, or payments to Option Holders, in the taxable period in which any such payments occurred (or in any prior or subsequent taxable period), to the extent that such increase or reduction is permitted by relevant Tax Law and is attributable to such payments of the 2013 Interim Bonus, or payments to Option Holders, with such determination of attribution to be made on a with and without basis (treating any Tax items with respect to the payments of the 2013 Interim Bonus, or payments to Option Holders, as the last items claimed for any taxable year). For the avoidance of doubt, no amounts paid in respect of the 2013 Interim Bonus, or payments to Option Holders, will be included in the Current Assets used in calculating the Net Working Capital.

SECTION 6.03 Transfer Taxes. All sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar non-income Taxes (“Transfer Taxes”) incurred as a result of the transactions contemplated by Section 2.05 shall be borne 50% by Stockholders and 50% by Parent, and such determination shall take into account any Transfer Taxes included in the calculation of Estimated Net Working Capital or Final Net Working Capital and thereby borne by Stockholders.

SECTION 6.04 Tax Contests.

(a) Parent agrees to give prompt written notice to the Stockholders’ Representative if Parent or any Parent Indemnified Party receives any communication or notice with respect to any audit, review, examination, assessment, or any other administrative or judicial proceeding with the purpose or effect of re-determining Taxes of or with respect to Holdings, the Company or any of its Subsidiaries (including any administrative or judicial review of any claim for refund) for which any Stockholder or any Option Holder may be required to provide indemnification pursuant to this Agreement (each, a “Tax Contest”).

(b) The Stockholders’ Representative shall have the right to control and defend (at the Stockholders’ sole cost and expense) the conduct of any Tax Contest covering any Tax period ending on or before the Closing Date (each, a “Pre-Closing Tax Contest”) with counsel (including, for the avoidance of doubt, accountants) of its choice; provided, however, that (A) the Stockholders’ Representative shall keep Parent reasonably informed regarding the progress and substantive aspects of the Pre-Closing Tax Contest, (B) Parent may monitor and observe (and retain separate counsel at its sole cost and expense to monitor and observe) the defense of the Pre-Closing Tax Contest, including, to the extent the circumstances allow, having an opportunity to review any written materials prepared in connection with the Pre-Closing Tax Contest and the right to attend any conferences relating thereto, and (C) the Stockholders’ Representative will not settle or consent to the entry of any order, ruling, decision, or other similar determination or finding with respect to such Pre-Closing Tax Contest without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), provided that it shall not be deemed unreasonable to withhold consent if any such order, ruling, decision, or other similar determination or finding could reasonably be expected to result in an increase in post-Closing Taxes or a reduction in post-Closing Tax attributes of Holdings, the Company or its Subsidiaries) with all such determinations made in a manner consistent with Section 6.01(b), unless the Stockholders’ Representative (on behalf of the Stockholders) agrees, in a manner reasonably satisfactory to the Parent, to indemnify the Parent in full for such adverse effect.

(c) Parent shall have the right to control and defend any Tax Contest covering any Straddle Period, any Tax Contest that is not a Pre-Closing Tax Contest, or any Pre-Closing Tax Contest for which the Stockholders’ Representative has the right to control and defend such Pre-Closing Tax Contest as contemplated by Section 6.04(b) but has elected in writing not to do so (an “Other Tax Contest”) with counsel (including, for the avoidance of doubt, accountants) of its choice; provided, however, that with respect to any Tax items in the Other Tax Contest for which the resulting Tax liability the Stockholders would be required to provide indemnification pursuant to this Agreement, (A) Parent shall keep the Stockholders’ Representative reasonably informed regarding the progress and substantive aspects of such Tax items in the Other Tax Contest, (B) the Stockholders’ Representative may retain separate co-counsel at the Stockholders’ sole cost and expense and participate in the defense of such Tax items in the Other Tax Contest, including having an opportunity to review and comment on any written materials prepared in connection with such Tax items in the Other Tax Contest and the right to attend and participate in any conferences relating thereto, and (C) Parent will not settle or consent to the entry of any order, ruling, decision, or other similar determination or finding with respect to such Tax items in the Other Tax Contest without the prior written consent of the Stockholders’ Representative (such consent not to be unreasonably withheld, conditioned, or delayed) provided that it shall not be deemed unreasonable to withhold consent if any such order, ruling, decision, or other similar determination or finding results in an increase in Taxes for any Tax period (or portion thereof) ending on or prior to the Closing Date (determined in a manner consistent with Section 6.01(b)) or a reduction in Tax attributes of Holdings, the Company or its Subsidiaries with respect to any such Tax period (or portion thereof), with all such determinations made in a manner consistent with Section 6.01(b), unless the Parent agrees, in a manner reasonably satisfactory to the Stockholders’ Representative, to indemnify the Stockholders and Option Holders in full for such adverse effect.

SECTION 6.05 Termination of Tax-sharing Arrangements. All tax-sharing agreements or similar agreements with respect to or involving Holdings, the Company and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, Holdings, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.

ARTICLE VII

CLOSING

SECTION 7.01 Conditions to Obligations of Holdings. The obligations of Holdings to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by Holdings, in its sole discretion, at or prior to the Closing, of the following conditions:

(a) No Proceeding or Litigation. None of Holdings, the Company, Parent or Merger Sub shall be subject to a Governmental Order prohibiting or otherwise restraining the transactions contemplated by this Agreement and no Action shall have been commenced by or before any Governmental Authority against Holdings, the Company, Parent or Merger Sub which, in the reasonable, good faith determination of Holdings, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 7.01(a) shall not apply if Holdings or the Company has directly or indirectly solicited, caused or encouraged any such Action or Governmental Order.

(b) Closing Certificate. Parent shall have delivered to Holdings a certificate to the effect that the condition specified above in paragraph (a) of this Section 7.01 has been satisfied in all respects.

(c) HSR. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

(d) Escrow Agreement. The Escrow Agreement shall have been executed by Parent and the Escrow Agent and shall be in full force and effect.

(e) Parent Common Stock. The Parent Common Stock to be issued to the Stockholders at the Closing will be subject to an effective registration statement under the Securities Act, such shares will be freely tradable by the Stockholders without resale restrictions, and such shares will be listed for trading on the New York Stock Exchange effective as of the Closing Date.

(f) Deliveries. Parent and Merger Sub shall have delivered the following to Holdings and the Company:

(i) copies of resolutions duly adopted by the Board of Directors of Parent and resolutions duly adopted by the sole member of Merger Sub authorizing and approving the consummation of the transactions contemplated hereby, Parent’s and Merger Sub’s execution and delivery of this Agreement and Parent’s and Merger Sub’s execution and delivery of the other documents described herein, certified as true, complete and in full force and effect as of Closing by appropriate officers of Merger Sub;

(ii) a copy of each of Parent’s and Merger Sub’s certificate of incorporation or formation (or similar organizational document), including all amendments to date, certified on or within ten (10) days prior to the Closing Date by the Secretary of State of the State (or other appropriate Governmental Authority) of its jurisdiction of organization;

(iii) a certificate of the secretary of each of Parent and Merger Sub, dated the Closing Date, in form and substance reasonably satisfactory to Holdings, as to (i) no amendments to the certificate of incorporation or formation (or similar organizational document) of Parent or Merger Sub since the date specified in the certificate of incorporation or formation delivered pursuant to Section 7.01(f)(ii) and (ii) a true and correct copy of the current bylaws or operating agreement (or similar organizational document) of Parent and Merger Sub;

(iv) one or more certificates of incumbency of the respective officers of Merger Sub and the Parent, executing this Agreement and the other documents described herein, dated as of the Closing Date;

(v) a certificate of status and good standing of Merger Sub and the Parent from the Secretary of State of the State (or other appropriate Governmental Authority) of its jurisdiction of organization, dated a date within ten (10) days prior to Closing; and

(vi) such other documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

SECTION 7.02 Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by Parent in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) No Proceeding or Litigation. None of Holdings, the Company, Parent or Merger Sub shall be subject to a Governmental Order prohibiting or otherwise restraining the transactions contemplated by this Agreement and no Action shall have been commenced by or before any Governmental Authority against Holdings, the Company, Parent or Merger Sub which, in the reasonable, good faith determination of Parent, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 7.02(a) shall not apply if Parent has directly or indirectly solicited, caused or encouraged any such Action or Governmental Order.

(b) Closing Certificate. Holdings shall have delivered to Parent a certificate to the effect that the condition specified above in paragraph (a) of this Section 7.02 has been satisfied in all respects.

(c) HSR. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

(d) Employment Agreements. Contingent upon, and effective as of, the Closing, each of the individuals designated therefor shall have entered into the Required Employment Agreements, and the Required Employment Agreements shall be in full force and effect.

(e) Escrow Agreement. The Escrow Agreement shall have been executed by the Stockholders’ Representative, on behalf of the Stockholders, and the Escrow Agent, and shall be in full force and effect.

(f) FIRPTA Certificate. Each Stockholder shall have delivered to Parent a certificate certifying pursuant to Regulations Section 1.1445-2(b)(2), that such Stockholder is not a foreign person within the meaning of Sections 1445 and 897 of the Code.

(g) Deliveries. Holdings and the Company shall have delivered the following to Parent and Merger Sub:

(i) copies of resolutions duly adopted by the Board of Directors of Holdings and the Stockholders and the resolutions of the Board of Directors of the Company authorizing and approving the consummation of the transactions contemplated hereby, Holdings’ and the Company’s execution and delivery of this Agreement and Holdings’ and the Company’s execution and delivery of the other documents described herein, certified as true, complete and in full force and effect as of Closing by appropriate officers of Holdings and the Company;

(ii) a copy of Holdings’, the Company’s and each Subsidiary’s certificate of incorporation (or similar organizational document), including all amendments to date, certified on or within ten (10) days prior to the Closing Date by the Secretary of State of the State (or other appropriate Governmental Entity) of its jurisdiction of organization;

(iii) a certificate of the secretary of Holdings, the Company and each Subsidiary, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (i) no amendments to the certificate of incorporation (or similar organizational document) of Holdings, the Company or the Subsidiary since the date specified in the certificate of incorporation (or similar organizational document) of Holdings, the Company and the Subsidiaries delivered pursuant to Section 7.02(g)(iii), other than any amendments delivered therewith and (ii) a true and correct copy of the current bylaws, operating agreement or similar organizational document of Holdings, the Company or the Subsidiary as applicable;

(iv) one or more certificates of incumbency of the respective officers of Holdings, the Company Evercore Capital II, Evercore Inc. and Management Group, executing the Acquisition Documents, dated as of the Closing Date;

(v) evidence of the payoff letters, release of Encumbrances and repayment of Funded Indebtedness in accordance with Section 5.02;

(vi) evidence that the insurance policies required by Section 5.03 have been issued and are in effect;

(vii) evidence that Holdings, the Company and the Subsidiaries have terminated the 401(k) Plan, the ESOP, to the extent not already terminated, and any other Employee Benefit Plan intended to be qualified under Code §401(a) or §403(a);

(viii) copies of the Plan Termination Notices and a certificate from a duly authorized officer of Holdings that the Plan Termination Notices were delivered in accordance with Section 5.06(b), which such notice sets forth the date when the notice period for such Plan Termination Notice will expire, all in a form and substance acceptable to Parent;

(ix) a letter duly executed by Douglas T. Cook acknowledging that he is no longer entitled to payments under the Bollinger, Inc. Executive Bonus Plan (March 2008).

(x) such other documents and instruments as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(h) The Management Group Member’s Limited Guaranty Agreement. Management Group shall have delivered to Parent the Management Group Member’s Limited Guaranty Agreements executed by Management Group unit holders representing not less than seventy-five percent (75%) of the total outstanding units of Management Group.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.01 Survival of Representations and Warranties.

(a) The representations and warranties contained in Article III hereof shall survive the Closing until twenty-four (24) months following the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 3.01, 3.02, 3.03 and 3.05 shall survive the Closing indefinitely, and (ii) the representations and warranties made pursuant to Sections 3.21 and 3.23 shall survive the Closing until ninety (90) calendar days after the expiration of the applicable statute of limitations period. If written notice of a claim with respect to a breach of a representation and warranty, which specifies in reasonable detail the basis of the claim, has been given by Parent to the Stockholders’ Representative prior to the expiration of the applicable representations and warranties period, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(b) The representations and warranties of Parent contained in Article IV hereof shall survive the Closing until twenty-four (24) months following the Closing Date; provided, however, that the representations and warranties made pursuant to Sections 4.01, 4.02, and 4.03 shall survive indefinitely, and the representations and warranties made pursuant to Section 4.14 shall survive the Closing until ninety (90) calendar days after the expiration of the applicable statute of limitations period. If written notice of a claim with respect to a breach of a representation and warranty, which specifies in reasonable detail the basis of the claim, has been given by the Stockholders’ Representative to Parent prior to the expiration of the applicable representations and warranties period, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(c) All agreements and covenants of the Parties shall survive the Closing for the applicable statute of limitations period, or for such longer period as shall apply in accordance with their respective terms.

SECTION 8.02 Indemnification by the Stockholders and the Option Holders.

(a) Each of the Parent Indemnified Parties shall be indemnified and held harmless by the Stockholders and the Option Holders, severally (in accordance with the Stockholders’ respective Allocable Portions, and the Option Holders’ respective portions as determined under Section 2.13), and not jointly, for and against any and all Adverse Consequences suffered or incurred by them arising out of or resulting from:

(i) the breach of any representation or warranty made by Holdings or the Company contained in the Acquisition Documents; provided that written notice of a claim with respect to such breach, which specifies in reasonable detail the basis of such claim, has been given by a Parent Indemnified Party to the Stockholders’ Representative prior to the expiration of the applicable representation and warranty period set forth in Section 8.01(a); or

(ii) the breach of any covenant or agreement by Holdings, the Company, Evercore Capital II, Evercore Inc. or Management Group contained in the Acquisition Documents; or

(iii) any Transaction Expenses not paid pursuant to Subsection 2.05(a)(C); or

(iv) Holdings’s determination of the Allocable Portions of each Stockholder; or

(v) the granting of options under the Option Plan, cancellation of the Holdings Options as provided herein and the determination of the Per Share Option Consideration and Option Cancellation Payment; or

(vi) any Funded Indebtedness that is not paid in full at the Closing; or

(vii) the ESOP, the termination of the ESOP, or the liquidation of the ESOP; or

(viii) any obligation of the Company to make an EBITDA adjustment earn out payment pursuant to the terms of Article 5 of the Asset Purchase Agreement between the Company and BK International Insurance Brokers, Ltd. in respect to the determination period of December 1, 2011 through November 30, 2012 or any Liability in connection with any claim or dispute arising in respect to such matter; or

(ix) any obligation of the Company to pay a “Positive Book of Business Adjustment” pursuant to the terms of Article 5 of the Asset Purchase Agreement between the Company and Morville, LLC in respect to the determination period of July 1, 2012 through June 30, 2013 or any Liability in connection with any claim or dispute arising in respect to such matter; or

(x) any obligation of the Company to make an “Earn Out Purchase Consideration” payment pursuant to the terms of Article 7 of the Goodwill Extinguishment Agreement between the Company and Walter Nalbandian in respect to the determination period ended December 31, 2012 or any Liability in connection with any claim or dispute arising in respect to such matter; or

(xi) any obligation to pay additional FICA taxes plus any penalties and/or interest imposed on amounts paid out to recipients under the Bollinger, Inc. Executive Bonus Plan (March 2008) in respect to the year 2012 and for any payments that may become due or Liabilities or obligations that may arise under or in connection with the Bollinger, Inc. Executive Bonus Plan (March 2008) following the Effective Time; or

(xii) Surviving Company’s sale of equity securities in Par Holdings, Ltd. if the proceeds received by the Surviving Company from such sale are less than the value carried for such asset as set forth in the Reference Balance Sheet.

To the extent that the Stockholders’ and Option Holders’ undertakings set forth in this Section 8.02 may be unenforceable, each Stockholder and each Option Holder, severally (in accordance with the Stockholders’ respective Allocable Portions, and the Option Holders’ respective portions as determined under Section 2.13), and not jointly, shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Adverse Consequences incurred by Parent Indemnified Parties, subject to the limitations set forth in Section 8.04.

(b) A Parent Indemnified Party shall give the Stockholders’ Representative prompt notice of any matter which such Parent Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement stating the amount of the Adverse Consequences, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice promptly shall not release the Stockholders and the Option Holders from any of their obligations under this Article VIII except to the extent that the Stockholders and the Option Holders are materially prejudiced by such failure to give prompt notice. The obligations and Liabilities of the Stockholders and the Option Holders under this Article VIII with respect to Adverse Consequences arising from claims of any third party which are subject to the indemnification provided for in this Article VIII (“Third Party Claims”) shall be governed by and be contingent upon the following additional terms and conditions. If a Parent Indemnified Party shall receive notice of any Third Party Claim, such Parent Indemnified Party shall give the Stockholders’ Representative prompt written notice of such Third Party Claim following the receipt by the Parent Indemnified Party of such notice; provided, however, that the failure to provide such notice promptly shall not release the Stockholders and the Option Holders from any of their obligations under this Article VIII except to the extent that the Stockholders and the Option Holders are materially prejudiced by such failure to give prompt notice. The Stockholders and the Option Holders shall be entitled to assume, control and conduct the defense of such Third Party Claim at their expense and through a single law firm of their choice that is reasonably acceptable to Parent if the Stockholders’ Representative gives notice of its intention to do so to such Parent Indemnified Party within fifteen (15) days of the receipt of such notice from the Parent Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of such Parent Indemnified Party in its reasonable discretion, for the same law firm to represent both the Parent Indemnified Party and the Stockholders and the Option Holders then the Parent Indemnified Party shall be entitled to retain its own law firm at the expense of the Stockholders and the Option Holders. For the avoidance of doubt, under such circumstances, the Stockholders and the Option Holders shall be responsible only for the expenses of a single law firm representing all of the Parent Indemnified Parties involved, unless the retention of a single law firm is impractical under the circumstances. In the event that the Stockholders and the Option Holders exercise the right to undertake any such defense against any such Third Party Claim as provided above, the Parent Indemnified Party shall cooperate with the Stockholders and the Option Holders in such defense and make available to the Stockholders and the Option Holders, at the expense of the Stockholders and the Option Holders, all witnesses, pertinent records, materials and information in the Parent Indemnified Party’s possession or under the Parent Indemnified Party’s control relating thereto as is reasonably required by the Stockholders and the Option Holders. Similarly, in the event the Stockholders and the Option Holders do not exercise the right to undertake the defense against any Third Party Claim and the Parent Indemnified Party is conducting the defense against any such Third Party Claim, the Stockholders’ Representative shall cooperate with the Parent Indemnified Party in such defense and make available to the Parent Indemnified Party, at the expense of the Stockholders and the Option Holders, all such witnesses, records, materials and information in any Stockholder’s or Option Holder’s possession or under any Stockholder’s or Option Holder’s control (to the extent the Stockholders’ Representative can obtain the same from the Stockholders or the Option Holders) relating thereto as is reasonably required by the Parent Indemnified Party. No such Third Party Claim the defense of which is conducted by the Stockholders and the Option Holders may be settled, or the entry of any order, ruling, judgment, decision, or similar determination or finding consented to, by the Stockholders’ Representative without the prior written consent of the Parent Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. The Parent Indemnified Party shall not settle or consent to the entry of any order, ruling, judgment, decision, or other similar determination or finding with respect to any Third Party Claim without the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, any rights of the Option Holders under this Section 8.02(b) will be exercised by the Stockholders’ Representative.

(c) Notwithstanding anything herein to the contrary, no Parent Indemnified Party (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

SECTION 8.03 Indemnification by Parent.

(a) Each of the Stockholder Indemnified Parties shall be indemnified and held harmless by Parent for and against any and all Adverse Consequences, arising out of or resulting from:

(i) the breach of any representation or warranty made by Parent or Merger Sub contained in the Acquisition Documents; provided that written notice of a claim with respect to such breach, which specifies in reasonable detail the basis of such claim, has been given by a Stockholder Indemnified Party to Parent prior to the expiration of the applicable representation and warranty period as set forth in Section 8.01(b); or

(ii) the breach of any covenant or agreement by Parent contained in the Acquisition Documents.

To the extent that Parent’s undertakings set forth in this Section 8.03 may be unenforceable, Parent shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Adverse Consequences incurred by the Stockholder Indemnified Parties, subject to the limitations set forth in Section 8.04.

(b) The Stockholders’ Representative, on behalf of a Stockholder Indemnified Party, shall give Parent prompt notice of any matter which such Stockholder Indemnified Party has determined has given rise to a right of indemnification under this Agreement stating the amount of the Adverse Consequences, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice promptly shall not release Parent from any of its obligations under this Article VIII except to the extent that Parent is materially prejudiced by such failure to give prompt notice. The obligations and Liabilities of Parent under this Article VIII with respect to Adverse Consequences arising from Third Party Claims shall be governed by and be contingent upon the following additional terms and conditions. If a Stockholder Indemnified Party shall receive notice of any Third Party Claim, the Stockholders’ Representative, on behalf of such Stockholder Indemnified Party, shall give Parent prompt notice of such Third Party Claim following the receipt by the Stockholder Indemnified Party of such notice; provided, however, that the failure to provide such notice promptly shall not release Parent from any of its obligations under this Article VIII except to the extent that Parent is materially prejudiced by such failure to give prompt notice. Parent shall be entitled to assume, control and conduct the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Stockholders’ Representative within fifteen (15) days of the receipt of such notice from the Stockholders’ Representative; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Stockholders’ Representative in its reasonable discretion, for the same counsel to represent both the Stockholder Indemnified Party and Parent then the Stockholder Indemnified Party shall be entitled to retain its own counsel at the expense of Parent. For the avoidance of doubt, under such circumstances, Parent shall be responsible only for the expenses of a single law firm representing all of the Stockholder

Indemnified Parties involved. In the event that Parent exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Stockholder Indemnified Party shall cooperate with Parent in such defense and make available to Parent at Parent’s expense, all witnesses, pertinent records, materials and information in the Stockholder Indemnified Party’s possession or under the Stockholder Indemnified Party’s control relating thereto as is reasonably required by Parent. Similarly, in the event Parent does not exercise the right to undertake the defense against any Third Party Claim and the Stockholder Indemnified Party is conducting the defense against any such Third Party Claim, Parent shall cooperate with the Stockholder Indemnified Party in such defense and make available to the Stockholder Indemnified Party, at Parent’s expense, all such witnesses, records, materials and information in Parent’s possession or under Parent’s control relating thereto as is reasonably required by the Stockholder Indemnified Party. No such Third Party Claim the defense of which is conducted by Parent may be settled, or the entry of any order, ruling, judgment, decision, or similar determination or finding consented to, by Parent without the prior written consent of the Stockholders’ Representative, which shall not be unreasonably withheld, conditioned or delayed. No such Third Party Claim the defense of which is conducted by a Stockholders Indemnified Party may be settled by such Stockholder Indemnified Party without the prior written consent of Parent which shall not be unreasonably withheld, conditioned or delayed.

SECTION 8.04 Limits on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement, the Parties hereto agree that (i) except with respect to claims arising under the last sentence of Section 3.09(a) or under Section 3.09(b), the Stockholders and the Option Holders shall not be liable for any claim for indemnification pursuant to Section 8.02(a)(i) unless and until the aggregate amount of indemnifiable Losses which may be recovered pursuant to such Section exceeds $1,000,000 (the “Deductible”), after which the Stockholders and the Option Holders shall be liable for all Adverse Consequences in excess of such amount; and (ii) the maximum amount of indemnifiable Adverse Consequences which may be recovered by all of Parent Indemnified Parties in the aggregate arising out of or resulting from the causes set forth in Section 8.02(a)(i) (other than as provided in Section 8.04(c) below,) shall be $75,000,000 (the “Maximum Cap”).

(b) Notwithstanding anything to the contrary contained in this Agreement, the Parties hereto agree that (i) Parent shall not be liable for any claim for indemnification pursuant to Section 8.03(a)(i) unless and until the aggregate amount of indemnifiable Losses which may be recovered pursuant to such Section exceeds the Deductible, after which Parent shall be liable for all Adverse Consequences in excess of such amount; and (iii) the maximum amount of indemnifiable Adverse Consequences which may be recovered by all Stockholder Indemnified Parties in the aggregate arising out of or resulting from the causes set forth in Section 8.03(a)(i) (other than as provided in Section 8.04(c) below,) shall be the Maximum Cap.

(c) Notwithstanding the foregoing provisions of this Article VIII, the sole recourse of the Parent Indemnified Parties under Section 8.02 and the sole recourse of the Stockholder Indemnified Parties under Section 8.03 for Adverse Consequences shall be for claims made pursuant to this Agreement subject to the Maximum Cap; provided, however, that such limitation, and the limitations described in paragraphs (a) and (b) of Section 8.04, shall not apply to any Adverse Consequences resulting from fraud, intentional misrepresentation or intentional breach, or a breach of the last sentence in Section 3.09(a) or a breach of Section 3.09(b) (and with respect to Direct Bill Receivable, net of any actual recoveries and net of taxes at a forty percent (40%) effective rate), it being understood that merely breaching a representation and warranty, without otherwise satisfying the state law requirements to demonstrate fraud, does not constitute fraud. For the avoidance of doubt, any Stockholder and Option Holder payment obligation arising from a claim for indemnification pursuant to Section 6.01 or Section 8.02 shall be paid first from the Escrow Fund, and thereafter, to the extent that the remaining Escrow Fund held by the Escrow Agent is insufficient to cover such obligation, by the Stockholders and the Option Holders, severally (in accordance with the Stockholders’ respective Allocable Portions, and the Option Holders’ respective portions as determined under Section 2.13), and not jointly.

(d) The Indemnifying Party shall make any indemnification payments determined to be payable to the Indemnified Party hereunder without regard to any expectation that the Indemnified Party will recover insurance proceeds as a result of the matter giving rise to the claim for which indemnification payments are to be made. Notwithstanding the foregoing, if the Indemnified Party shall be a Parent Indemnified Party and all of the Escrow Funds have been released in accordance with the Escrow Agreement or are otherwise unavailable, Parent shall have an obligation to use its commercially reasonable efforts to seek to recover and make a claim for the maximum amount of insurance proceeds available under the terms of the representations and warranties policy purchased by Parent effective at the Closing as a result of any matter giving rise to an indemnification claim of the Parent Indemnified Party against the Indemnifying Party prior to bringing a claim against the Stockholders and Option Holders. If the Indemnified Party receives any insurance proceeds as a result of the matter giving rise to any indemnification claim of the Indemnified Party prior to the date upon which the Indemnifying Party has paid such indemnification claim to the Indemnified Party, the Indemnifying Party’s indemnification obligation with respect to such claim shall be reduced by the amount of any such insurance proceeds actually received by the Indemnified Party. If the Indemnified Party receives any insurance proceeds as a result of the matter giving rise to any indemnification claim of the Indemnified Party against the Indemnifying Party after the date upon which the Indemnifying Party has paid such indemnification claim to the Indemnified Party, then the Indemnified Party shall promptly turn over such insurance proceeds received to the Indemnifying Party, in an amount equal to the lesser of (i) the amount of the payments made by the Indemnifying Party to the Indemnified Party on the claim and (ii) the amount by which the sum of the amount of such insurance proceeds and the amount of the payments made by the Indemnifying Party to the Indemnified Party on the claim exceeds the amount of the indemnifiable Adverse Consequences suffered by the Indemnified Party as a result of such claim. If an Indemnified Party (and/or any of its, his or her Affiliates) realizes an Indemnified Party Tax Benefit on account of Adverse Consequences, then such Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to the reduction in the indemnity payment that would have resulted if the amount of such Indemnified Party Tax Benefit had been realized and included in the initial computation of Adverse Consequences with such payment by Indemnified Party to be made within ten (10) days of filing the Tax Return claiming such Indemnified Party Tax Benefit (or, if the Indemnified Party Tax Benefit is in the form of a refund, within ten (10) days of receiving the refund from the applicable taxing authority). Each Indemnified Party and its, his or her Affiliates shall use commercially reasonable efforts to seek Indemnified Party Tax Benefits in the earliest taxable period. The Parties hereto shall cooperate in good faith in providing each other the information necessary to make and verify the determinations and calculations of Adverse Consequences required pursuant to this Section 8.04(d). All indemnification payments under this Article VIII shall be deemed adjustments to the Merger Consideration. The amount of indemnifiable Adverse Consequences shall be computed without duplication of reductions (if any) to the Merger Consideration made pursuant to Section 2.06.

(e) With the exception of the exercise of all available equitable non-monetary remedies explicitly provided for herein or any remedy based on fraud, intentional misrepresentation or intentional breach, (i) the sole recourse and exclusive remedy of Parent, on the one hand, and the Stockholders and the Option Holders, on the other hand, for claims arising out of this Agreement, whether based on tort, contract, statutory or common law remedy or otherwise, shall be to assert a claim for indemnification under the indemnification provisions of Section 6.01 or this Article VIII, and (ii) each of Parent and each Stockholder and each Option Holder covenants that it will not seek to obtain any remedy except as provided in Section 6.01 or this Article VIII; provided, however, that the provisions of this Article VIII (other than Section 8.01 and Section 8.04) shall not apply to Tax indemnification matters, which matters shall instead be governed by Article VI.

(f) No Party shall have any right to indemnification arising for Adverse Consequences under the indemnification provisions of Section 6.01 or this Article VIII for any consequential, special, or punitive damages (except to the extent such Party has incurred indemnifiable Adverse Consequences arising out of a Third Party Claim and consequential, special, or punitive damages are granted as a part of such Adverse Consequences). Notwithstanding the foregoing, the Parties agree that lost profits and diminution of value are intended to constitute indemnifiable Adverse Consequences for purposes of this Agreement, but only if and to the extent such lost profits or diminution of value are a reasonably foreseeable consequence of the breach of a representation, warranty or covenant herein giving rise to the claim for indemnification.

(g) Notwithstanding anything to the contrary herein, no Stockholder or Option Holder shall be obligated to indemnify a Parent Indemnified Party against any Adverse Consequences with respect to (i) any item disclosed to Parent in the appropriate provision in the Company Disclosure Schedule, or (ii) any covenant or condition waived by Parent on, prior to or after the Closing in accordance with Section 9.02.

SECTION 8.05 Administration of Escrow Fund. The administration of any claim for payment from the Escrow Fund shall, subject to the limitations set forth in this Article VIII, be subject to the terms and conditions of the Escrow Agreement.

ARTICLE IX

AMENDMENT AND WAIVER

SECTION 9.01 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by the Stockholders’ Representative, on behalf of the Stockholders, and Parent, or (b) by an extension or waiver in accordance with Section 9.02.

SECTION 9.02 Waiver. The Stockholders’ Representative, on the one hand, and Parent, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties, as applicable, contained herein or in any document delivered by the other party or parties, as applicable, pursuant hereto or (c) waive compliance with any of the agreements of the other party or parties, as applicable, or conditions to such party’s or parties’ obligations, as applicable, contained herein. Any such extension or waiver shall be valid only if agreed to in writing by the Stockholders’ Representative or the Parent, as applicable, granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. For purposes of the above, “other party or parties”, (x) with respect to extensions or waivers granted by the Stockholders’ Representative, refers to Parent, Merger Sub, the Surviving Company, and, following the Effective Time, Holdings and the Company and (y) with respect to extensions or waivers granted by Parent, refers to the Stockholders’ Representative, the Stockholders, Evercore Capital II, Evercore Inc., Management Group, and, prior to the Effective Time, Holdings and the Company.

ARTICLE X

STOCKHOLDERS’ REPRESENTATIVE

SECTION 10.01 Appointment of Stockholders’ Representative; Authority to Act. Holdings and each of the Stockholders hereby appoint Evercore Capital II as the Stockholders’ Representative and, from and after the date hereof, Evercore Capital II (such person and any successor or successors thereto being the “Stockholders’ Representative”), or such Person who may be appointed in writing by Evercore Capital II to replace Evercore Capital II, shall act as agent and attorney-in-fact for and on behalf of the Stockholders, and shall be authorized to act on behalf of the Stockholders and to take any and all actions required or permitted to be taken by the Stockholders or the Stockholders’ Representative under this Agreement and any other document referred to herein, including any actions with respect to (i) any Merger Consideration adjustments contemplated in this Agreement, (ii) claims for indemnification pursuant to Article VIII of this Agreement, (iii) any actions to be taken by the Stockholders’ Representative pursuant to the terms of the Escrow Agreement (including the exercise of the power to (A) authorize the delivery of all or any portion of the Escrow Fund to Parent in satisfaction of the indemnification obligations of the Stockholders hereunder, (B) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to any claims for indemnification, and (C) take all actions necessary in the sole judgment of the Stockholders’ Representative for the accomplishment of the foregoing), (iv) to give and accept communications and notices on behalf of the Stockholders; (v) to amend, supplement, change or waive any provision of this Agreement; provided, however, that the Stockholders’ Representative undertakes that it will not agree to any amendment, supplement or change to this Agreement that is materially adverse to the Stockholders taken as a whole without the approval of Stockholders holding more than 50% of the shares of Holdings Common Stock immediately prior to the Closing; (vi) to receive service of process on behalf of the Stockholders in connection with any claims under the Acquisition Documents; (vii) to determine whether the conditions to Holding’s obligations have been satisfied, including waiving any such conditions if the Stockholders’ Representative in its sole discretion determines that such waiver is appropriate; (viii) to perform all of the obligations of the Stockholders’ Representative under this Agreement; and (ix) all other actions necessary or appropriate in the good faith judgment of the Stockholders’ Representative, including as provided in Section 10.03, to carry out the duties and responsibilities set forth herein and to accomplish any of the foregoing. The execution of the Letter of Transmittal and acceptance by a Person of the Merger Consideration to which such Person is entitled, and the execution of the Option Cancellation Agreement and acceptance by an Option Holder of the Option Cancellation Payment to which such Option Holder is entitled, shall constitute approval of the appointment of the Stockholders’ Representative and all actions of the Stockholders’ Representative pursuant to this Agreement and the Escrow Agreement. In all matters relating to Articles VI and VIII, the Stockholders’ Representative shall be the only party entitled to assert the rights of the Stockholders and the Option Holders, and the Stockholders’ Representative shall perform all of the obligations of the Stockholders and the Option Holders under this Agreement. Parent shall be entitled to rely on all actions, statements, representations and decisions of the Stockholders’ Representative, without any duty to inquire whether the action, statement, representation and decision was authorized or validly made or taken.

SECTION 10.02 Actions Taken by Stockholders’ Representative. The Stockholders and the Option Holders shall be bound by all actions or inactions taken by the Stockholders’ Representative in his, her or its capacity thereof. The Stockholders’ Representative shall promptly, and in any event within five (5) Business Days, provide written notice to the Stockholders and the Option Holders of any material action taken on behalf of them by the Stockholders’ Representative pursuant to the authority delegated to the Stockholders’ Representative under this Article X. The Stockholders’ Representative shall at all times act in his, her or its capacity as the Stockholders’ Representative in a manner that the Stockholders’ Representative reasonably believes to be in the best interest of the Stockholders and the Option Holders. Neither the Stockholders’ Representative nor any of its Affiliates, directors, officers, agents or employees, if any, shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken in its capacity as Stockholders’ Representative, except in the case of its gross negligence, bad faith or willful misconduct. The Stockholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by it, the reasonable fees and expenses of which advisors shall be paid by the Stockholders and the Option Holders which shall be severally liable therefor. The Stockholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement, the Escrow Agreement, or any other agreements or documents related thereto, and the Stockholders’ Representative, solely in its capacity as the Stockholders’ Representative, shall have no liability to Parent solely for any default under this Agreement by any of Holdings, the Company or any Stockholder or Option Holder.

SECTION 10.03 Indemnification of Stockholders’ Representative. The Stockholders and Option Holders severally shall indemnify and hold harmless and shall promptly pay or reimburse the Stockholders’ Representative from and against any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by the Stockholders’ Representative arising out of or resulting from any action taken or omitted to be taken by the Stockholders’ Representative in its capacity as such, other than such liabilities, losses, damages, claims, costs or expenses arising out of or resulting from the Stockholders’ Representative’s gross negligence, bad faith or willful misconduct. In addition to any other remedies available to it, including as provided in Section 10.04, the Stockholders’ Representative shall be entitled to apply and/or set off any such unpaid or unreimbursed liabilities, costs or expenses due to it from the Stockholders and Option Holders from any amounts payable to the Stockholders and Option Holders under the terms of the Escrow Agreement.

SECTION 10.04 Reserve Account.

(a) The Stockholders hereby authorize the Stockholders’ Representative to establish an account (the “Reserve Account”) for the purposes set forth in this Article X. The Stockholders’ Representative hereby is authorized to use the funds in the Reserve Account to satisfy (i) all costs and expenses of the Stockholders’ Representative on behalf of itself as the Stockholders’ Representative or other obligations or expenses in each case incurred by the Stockholders’ Representative in connection with the performance of its duties for the benefit of the Stockholders and Option Holders (including, the fees and expenses of attorneys, accountants and other representatives of the Stockholders or the Stockholders’ Representative), and (ii) for any other purpose reasonably determined by the Stockholders’ Representative relating to its obligations to the Stockholders and/or the Stockholders’ or Option Holders’ obligations pursuant to this Agreement or any other Acquisition Document. Any funds remaining in the Reserve Account as of the date (the “Reserve Termination Date”) on which the Stockholders’ Representative reasonably and in good faith determines to release the Reserve Account (which determination shall be based upon the status of any remaining obligations, claims or potential claims of the Stockholders’ Representative pursuant to this Agreement or any other Acquisition Document), shall be distributed (x) to the Stockholders pursuant to their respective Allocable Portions (or, in the event that any such Stockholder shall have not complied with the procedures set forth in Section 2.07, such Stockholder’s Allocable Portion of such funds remaining in the Reserve Account shall instead be deposited with the Exchange Agent and treated in accordance with Section 2.07); and (y) to the Company (for payment to the Option Holders through the Company’s payroll in accordance with Section 2.13); provided, however, that the Stockholders’ Representative may in its reasonable discretion authorize the distribution of all or part of the Reserve Account prior to the Reserve Termination Date. Each Stockholder and Option Holder shall be responsible to pay to the Stockholders’ Representative upon demand any amounts required in excess of the Reserve Account (including pursuant to Section 10.03) based on the Stockholders’ respective Allocable Portions, and as to the Option Holders, the Option Holders’ respective portions as determined under Section 2.13.

(b) Stockholder’s Representative shall be reimbursed for all reasonable fees, expenses, disbursements and advances incurred by the Stockholders’ Representative in connection with performing the obligations of the Stockholders’ Representative under the Acquisition Documents from the Reserve Account to the extent that funds are available. Notwithstanding anything to the contrary contained in this Agreement, the Stockholders’ Representative shall only be required to make the payments contemplated by this Agreement from the Reserve Account or other funds collected from the Stockholders by the Stockholders’ Representative, and the Stockholders’ Representative shall have no obligation to advance funds for any Stockholder or otherwise pay Parent on behalf of any Stockholder other than pursuant to any of the provisions contained in this Agreement or any other Acquisition Document.

SECTION 10.05 Stockholders’ Independent Decisions. The decision of each Stockholder pursuant to the terms of this Agreement has been made by such Stockholder independently of any other Stockholder and independently of any information, materials, statement or opinions as to the terms and conditions of this Agreement that may have been made or given by the Stockholders’ Representative, any other Stockholder or by any agent, employee or other representative of the Stockholders’ Representative, or any other Stockholder, and neither the Stockholders’ Representative nor any Stockholder or any of their respective agents, employees or other representatives shall have any liability to any other Stockholder (or any Person) relating to or arising from any such information, materials, statement or opinions, except as expressly provided herein or in a written agreement, if any, between or among the Stockholders and the Stockholders’ Representative.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01 Expenses. Except as otherwise specified in this Agreement, all costs, fees and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, and required governmental filing fees, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred. The fees and expenses of the Escrow Agent and the Exchange Agent and filing fees associated with filings required or requested by Governmental Authorities under the Hart Scott Rodino Act shall be borne fifty percent (50%) by the Company as Transaction Expenses, and fifty percent (50%) by Parent.

SECTION 11.02 Notices.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or electronically scanned transmission, or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.02):

(i) if to Holdings or the Company (prior to the Effective Time), the Stockholders’ Representative, Evercore Capital II, Evercore Inc., Management Group or the Stockholders, to:

Stockholders’ Representative:	Evercore Capital Partners II L.P. 55 East 52nd Street, 36th Floor New York, New York 10055 Facsimile: (212) 857-3152 E-mail: Attention: James R. Matthews Justin W. Steil Neeraj Mital

copies (which shall not constitute formal notice) to:

Morrison Cohen LLP

909 Third Avenue

New York, New York 10022

Facsimile: (212) 835-8708

E-mail:

Attention: David A. Scherl, Esq.

    Peter K. Anglum, Esq.

And to

G. Alex Crispo, Esq.

67 Linden Lane

Chatham, New Jersey 07928

E-mail:

(ii) if to Parent or Merger Sub (or Holdings or the Company from and after the Effective Time), to:

Arthur J. Gallagher & Co.

The Gallagher Center

Two Pierce Place

Itasca, Illinois, 60143

Attn: General Counsel

Facsimile Number: 630-285-3483

with a copy (which shall not constitute notice) to:

Harter Secrest and Emery LLP

1600 Bausch & Lomb Place

Rochester, New York 14604

Attn: Craig S. Wittlin

Gregg J. Coughlin

Facsimile Number: 585-232-2152

(iii) if to a Stockholder from and after the Effective Time, to the Stockholders’ Representative.

(b) Communication via facsimile or other electronically scanned transmission shall constitute a “writing” for the purposes of any agreements required pursuant to the terms hereof to be in writing, unless expressly indicated otherwise herein.

SECTION 11.03 Public Announcements.

(a) Except as described in Section 11.03(b), no Party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of Parent and the Stockholders’ Representative, and the Parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, that the foregoing shall not apply to the extent that disclosure is required by Law or the rules and regulations of the New York Stock Exchange with respect to Parent or any stock exchange upon which the securities of any of the parties is listed.

(b) At least three (3) days prior to Closing, Parent shall prepare and deliver to Holdings for its review a draft Form 8-K announcing the Closing, together with, or incorporating by reference, such information that may be required to be disclosed with respect to the Merger and the other transactions contemplated hereby in any report or form to be filed with the U.S. Securities and Exchange Commission (the “SEC”) (“Closing Form 8-K”). Prior to Closing, Parent and Holding shall prepare a mutually agreeable press release announcing the consummation of the Merger hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

SECTION 11.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05 Entire Agreement. This Agreement, the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement of the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between Holdings, the Company, Management Group, Evercore Capital II, and/or Evercore Inc., on the one hand, and Parent, on the other, with respect to the subject matter hereof and thereof.

SECTION 11.06 Successors and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. This Agreement may not be assigned by operation of law or otherwise without the express written consent of Holdings, the Stockholders’ Representative on behalf of the Stockholders, and Parent (which consent may be granted or withheld in the sole discretion of Holdings, the Stockholders’ Representative or Parent).

SECTION 11.07 No Third Party Beneficiaries. Except for the provisions of Article VIII relating to indemnified parties and for the provisions of Sections 5.04 and 11.12, this Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person, any legal or equitable right, benefit or remedy of any nature whatsoever.

SECTION 11.08 Governing Law; Consent to Jurisdiction.

(a) This Agreement will be governed by and construed and interpreted in accordance with the substantive laws of the State of New York, without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the laws of a jurisdiction other than the State of New York.

(b) All judicial proceedings brought against any party hereto arising out of or relating to this Agreement, or any obligations hereunder, shall be brought in any state court of competent jurisdiction in the State of New York, County of New York, or any federal court of competent jurisdiction in the Southern District of New York. By executing and delivering this Agreement, each Party hereto, for itself and in connection with its properties, irrevocably (i) accepts generally and unconditionally the nonexclusive jurisdiction and venue of such courts, (ii) waives any defense of forum non coveniens, (iii) agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at its address provided in accordance with Section 11.02 hereof, (iv) agrees that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect and (v) agrees that the rights to serve process and bring proceedings provided above shall be in addition to any other rights to serve process in any other manner permitted by law and to bring proceedings in the courts of any other jurisdiction.

SECTION 11.09 Waiver of Jury Trial. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the Parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.09.

SECTION 11.10 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state or local statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

SECTION 11.11 Records After Closing.

(a) Access. For a period of seven (7) years after the Closing Date, the Stockholders’ Representative shall have reasonable access to all of the books and records of Holdings and the Company (including any books and records relating to Taxes and Tax Returns of Holdings and the Company), to the extent that such access may be reasonably required by the Stockholders’ Representative in connection with matters relating to or affected by the operations of Holdings and the Company prior to the Closing Date, the preparation of the Stockholders’ financial reports or Tax Returns, any Tax audits, the defense or prosecution of litigation (including arbitration or mediation), and any other reasonable need of the Stockholders to consult such books and records. Such access shall be afforded by Parent upon receipt of reasonable advance notice and during normal business hours in a manner so as to not unreasonably interfere with the conduct of the Company. The Stockholders shall be responsible for any costs or expenses incurred by them pursuant to this Section 11.11. If any such books or records, or any other documents relating to Holdings and the Company prior to the Closing which the Stockholders’ Representative has the right to have access to pursuant to this Section 11.11 are produced by Parent to an actual or potentially adverse party (e.g., in litigation or in connection with a Government Authority investigation), Parent shall endeavor to promptly make all such books, records and/or documents produced available for inspection and copying by the Stockholders’ Representative concurrently with the production of such books, records and/or documents, except to the extent prohibited by Law, Governmental Order or Governmental Authority. In addition, if Parent shall desire to dispose of any such books or records prior to the expiration of such seven (7) year period, Parent shall, prior to such disposition, give the Stockholders’ Representative a reasonable opportunity, at the Stockholders’ expense, to segregate and remove such books and records as the Stockholders’ Representative may select. Parent shall provide Stockholders with reasonable assistance, at the Stockholders’ expense, by providing employees to act as witnesses and preparing documents, reports and other information requested by the Stockholders’ Representative in support of the activities described in this Section 11.11(a).

(b) Retention. Parent agrees that the Stockholders’ Representative may retain (i) copies of all material made available to Parent in the course of its investigation of Holdings and the Company, together with a copy of all documents referred to in such materials, (ii) all books and records prepared in connection with the transactions contemplated by this Agreement, including bids received from others and information relating to such bids, (iii) copies of any books and records which may be relevant in connection with the defense of (A) the matters referred to in Article VIII or (B) disputes or proceedings arising under the transactions contemplated by this Agreement, with Governmental Authorities or with other third Persons, and (iv) all financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of Holdings and the Company prior to the Closing.

SECTION 11.12 Conflicts and Privilege. Parent, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include Holdings and the Company) agrees that, notwithstanding any current or prior representation of Holdings and the Company by Morrison Cohen LLP, such firm shall be allowed to represent any Stockholder (and the Stockholders’ Representative), Option Holder, or Person listed on Schedule 5.04(a) or 5.04(b) in any matters and disputes adverse to Parent, Holdings and/or the Company that relate to this Agreement or the other Acquisition Documents or the transactions contemplated hereby or thereby. Parent, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include Holdings and the Company) hereby (a) waives any claim that Parent, Holdings or the Company has or may have that Morrison Cohen LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agrees that, if a dispute arises after the Closing that relates to this Agreement or the other Acquisition Documents or the transactions contemplated hereby or thereby between Parent, Holdings or the Company, on the one hand, and any Stockholder (or the Stockholders’ Representative) or other Person, on the other hand, then Morrison Cohen LLP may represent such Stockholder (and the Stockholders’ Representative) or other Person in such dispute even though the interests of one or more of such Persons may be directly adverse to Parent, Holdings or the Company and even though Morrison Cohen LLP may have represented Holdings or the Company in a matter substantially related to such dispute or may be handling ongoing matters for Parent, Holdings or the Company. Parent, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include Holdings and the Company), also agrees that, as to all communications between or among Morrison Cohen LLP and the Stockholders, the Option Holders, the Stockholders’ Representative, the Persons listed on Schedules 5.04(a) and 5.04(b), Holdings and the Company (with respect to Holdings and the Company, solely prior to the Effective Time) and/or any of their respective Affiliates that (i) primarily relate to or were otherwise in anticipation of the transactions contemplated by this Agreement or any other Acquisition Document, and (ii) do not include advice (other than with respect to or in anticipation of the transactions contemplated by this Agreement or any other Acquisition Document) regarding the business, operations, assets, liabilities (actual or contingent, including pending or threatened actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees and rulings) and properties of Holdings and the Company, the attorney-client privilege and the expectation of client confidence belongs to the Stockholders and the Stockholders’ Representative and may be controlled by the Stockholders’ Representative and shall not pass to or be claimed by Parent, Holdings or the Company. Notwithstanding the foregoing, if a dispute arises between Parent, Holdings or the Company, on the one hand, and a third party other than (and unaffiliated with) any Stockholder, Option Holder, the Stockholders’ Representative, or a Person listed on Schedule 5.04(a) or 5.04(b) on the other hand, after the Closing, then Holdings and the Company (to the extent applicable) may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by Morrison Cohen LLP; provided, however, that none of Parent, Holdings or the Company may waive such privilege without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 11.13 Specific Performance. Each of the Parties acknowledges and agrees that the non-breaching Party would suffer irreparable damage in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, each Party agrees that, in the event of any breach by any other Party of any covenant or obligation contained in this Agreement, (A) the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach, and (B) it will, and hereby does, waive, in any action for specific performance, the defense of adequacy of a remedy at law. Each Party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.13, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

SECTION 11.14 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.15 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronically scanned transmission) in counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PARENT: ARTHUR J. GALLAGHER & CO.

By:	/s/ Joel C. Kornreich
Name:	Joel C. Kornreich
Title:	Vice President

MERGER SUB: JPGAC, LLC

By:	/s/ Jerome S. Hanner
Name:	Jerome S. Hanner
Title:	Vice President

HOLDINGS: BOLLINGER HOLDINGS, INC.

By:	/s/ G. Alex Crispo
Name:	G. Alex Crispo
Title:	Secretary

COMPANY: BOLLINGER, INC.

By:	/s/ G. Alex Crispo
Name:	G. Alex Crispo
Title:	Secretary

STOCKHOLDERS’ REPRESENTATIVE: EVERCORE CAPITAL PARTNERS II L.P.

By:	EVERCORE PARTNERS II L.L.C.,
Its General Partner

By:	/s/ Neeraj Mital
Name:	Neeraj Mital
Title:	Senior Managing Director

EVERCORE CAPITAL PARTNERS II L.P., in its individual capacity

By:	EVERCORE PARTNERS II L.L.C., Its General Partner

By:	/s/ Neeraj Mital
Name:	Neeraj Mital
Title:	Senior Managing Director

MANAGEMENT GROUP, LLC

By:	/s/ G. Alex Crispo
Name:	G. Alex Crispo
Title:	Secretary

For purposes of Section 5.01: EVERCORE PARTNERS INC.

By:	/s/ Robert B. Walsh
Name:	Robert B. Walsh
Title:	Chief Financial Officer

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